U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                   AMENDMENT NUMBER 4 TO FORM 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUER
               PURSUANT TO SECTION 12 (B) OR (G) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                             CYTOMEDIX, INC.
                formerly AUTOLOGOUS WOUND THERAPY, INC.
        (Exact name of registrant as specified in its charter)

    DELAWARE                                           23-2958959
    (State or other jurisdiction of              (I.R.S. Employer
    incorporation or organization)         Identification Number)

                      1523 BOWMAN ROAD, SUITE A
                     LITTLE ROCK, ARKANSAS  72211
                            (501) 225-8400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          DENNIS G. HENDREN
                PRESIDENT AND CHIEF OPERATING OFFICER
                      1523 BOWMAN ROAD, SUITE A
                     LITTLE ROCK, ARKANSAS  72211
                            (501) 225-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

  SECURITIES TO BE REGISTERED  PURSUANT TO SECTION 12(B) OF THE ACT:

                                 NONE

  SECURITIES TO BE REGISTERED PURSUANT  TO SECTION 12(G) OF THE ACT:

                    Common Stock, $.0001 Par Value
                           (Title of Class)

                      FORWARD-LOOKING STATEMENTS

         The Company's management cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as"may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's lack of operating history, its ability to produce additional products, governmental regulation of its proprietary wound therapy, the availability of third party payment or reimbursement for its wound care therapy, its need for additional financing and competition. Any forward-looking statements in this report should be evaluated in light of the important risk factors contained in this registration statement. The Company is also subject to other risks detailed herein or that will be set forth from time to time in the Company's filings with the Commission. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT,
    INCLUDING THE FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

    PART I.

    ITEM 1.   BUSINESS.

    OVERVIEW

         Cytomedix, Inc. (the "Company") is a Delaware corporation formed on April 29, 1998. The Company changed its name from Autologous Wound Therapy, Inc., effective March 30, 2000. Prior to November 4, 1999, the Company was known as Informatix Holdings, Inc. The Company is the successor in interest by merger of Music and Entertainment Network, Inc., a Nevada corporation, which had previously been named Blue Grizzly Truck, Inc.,
    Sable  Palm   Airways, Inc.  and   U. S.  Retail, Inc.   The
    Company is the surviving corporation in a merger between Informatix Holdings, Inc. and Autologous Wound Therapy, Inc., an Arkansas corporation formed December 11, 1998 ("Old AWT"), pursuant to a Plan and Agreement of Merger and Reorganization dated October 22, 1999 (the "Merger").

    The Merger was consummated on November 4, 1999 with Old AWT being merged with and into the Company. In the merger, each share of issued and outstanding Old AWT common stock was converted into fifty (50) shares of Company common stock and fifty (50) shares of the Company's Series B convertible preferred stock after giving effect to a 1:2 reverse common stock split on the Company's common stock effective November 8, 1999. Simultaneous with the consummation of the merger, the name of the surviving corporation was changed to Autologous Wound Therapy, Inc.

        The Company was originally intended to serve as a public shell company, defined as an inactive publically-quoted company with nominal assets and liabilities. It was intended that such a public shell would be attractive to privately-held companies, such as Old AWT, interested in becoming publicly traded by means of a business combination with the Company rather that by offering their own securities to the public. Prior to the Merger, the Company did not engage in any business of any kind. From 1996 to January 13 1998, the Company was inactive and had its corporate charter revoked by the Secretary of State of Nevada. On January 14, 1998, all of the Company's outstanding filing fees, licenses and penalties were paid and the Company's charter was reinstated.

    Prior to the Merger, the Company's most recent activity had been the execution of a letter of intent in March, 1999, to acquire 100% of the outstanding common stock of Videonet Corporation in exchange for certain convertible preferred
    stock.  Negotiations  with respect   to  the  purchase   of
    Videonet Corporation were discontinued and, at that time, the Company was pursuing other viable operating businesses
    or  enterprises.   On October 22, 1999,  the Company entered
    into the Plan and Agreement of Merger and Reorganization with Old AWT and consumated the merger on November 4, 1999. Old AWT was formed on December 11, 1998, to develop, market and sell a proprietary system for the treatment for chronic
    wounds. By  virtue  of  the  Merger,   the Company continues
    the business conducted by Old AWT to develop, market and sell a proprietary system for the treatment for chronic wounds using the AuTolo-Cure TM System (the Business ). To date, the Company has realized minimal revenues from the sale and licensing of the AuTolo-Cure TM System.

    THE AUTOLO-CURE TM SYSTEM

         Webster's defines "autologous"  as  " derived  from  the
    same  individual".       Prior  to forming  Old  AWT, Charles
    Worden  ("Worden"),  the   inventor  of  AuTolo-Gel  TM,  was
    engaged in research and development of autologous products for the treatment of wounds. The AuTolo-Cure TM system is based upon the use of a process developed by Worden for the application of an autologous platelet-rich concentrated gel to chronic wounds. The process removes platelets from the individual, applies a process developed by Worden to create
    AuTolo-Gel  TM and  then applies  the gel  to the  wound.   By
    using the  patient's own  platelets to  create  the gel,  the
    system  is an  autologous process.   The  Company intends  to
    market and sell its proprietary system for the treatment of chronic wounds presently identified by the servicemark,
    AuTolo-Cure  TM   ("the   AuTolo-Cure TM    system")  .   The
    process  is  identified  by   the  servicemarks,   AUTOLOGOUS
    PLATELET  GEL TM  and  AuTolo-Gel  TM.   The  AuTolo-Cure  TM
    system  will   be  used  by   physicians  and  other   health
    facilities and providers to treat various types of chronic wounds. It is the Company's belief that because of the nature of the AuTolo-Cure TM system and the use of the patient's own blood to produce AuTolo-Gel in the clinical setting at the time the treatment is applied, that the marketing of the AuTolo-Cure TM system is not subject to prior regulatory approval by the Food & Drug Administration. However, as noted in the "Regulation" discussion below, if the FDA or any state takes a different position on required
    approvals, the  marketing  efforts  of the Company   could be
    delayed  or restricted during  the approval process.

         A chronic wound is defined as a wound of three or more months duration. The three foremost types of chronic wounds are diabetic ulcers, venous stasis wounds and pressure sores (such as bedsores). People suffering from these afflictions are commonly affected by debilitating diseases (i.e. diabetes) that affect the circulatory system, resulting in a decreased ability to heal through the body's natural mechanism. The result is a chronic, nonhealing wound that, should its progression not be controlled, could lead to amputation and, ultimately, death. The AuTolo-Cure TM system is a designed to be a turnkey package that will enable a qualified health care provider to use the AuTolo-Gel TM product in the treatment of chronic wounds. In the sense of "turnkey," the Company will provide the user with the machine necessary to remove the patients blood platelets, the disposable products used in that process, the components necessary to formulate the AuTolo-GEL TM, the wound dressings to be applied after the treatment and the necessary training, licensing and support of the user and it's personnel. The AuTolo-Cure TM system will consist of the lease of a machine, an agreement to purchase a monthly minimum number of packs (disposable blood recovery components required for each application of AuTolo-Gel TM), training, authorization and licensing in the preparation of AuTolo-Gel TM, state-of-the-art wound care software (optional) and ongoing technical support by the Company's wound care professionals.

    THE AUTOLO-CURE TM PROCESS

    This process is designed to assist in healing previously nonhealing, chronic wounds. Examples of these types of wounds include: diabetic foot ulcers, venous or arterial wounds, pressure ulcers, trauma, venomous bites, or surgical dehiscence. Physicians trained in comprehensive wound management assess the wound and the patient s overall condition to determine if the patient is eligible. The patient must meet certain criteria to ensure their appropriateness for the process.

    If the physician determines that the patient could benefit from being treated with AuTolo-Gel, a procedure is performed where blood is drawn from the patient resulting in collection of platelets and a small amount of plasma with red blood cells being captured using the sequestration machine. The remaining plasma is then returned to the patient. This is a sterile, individualized process for each patient and takes about 20 minutes to complete.

    The wound bed is prepared for the treatment by thoroughly cleaning the area to remove all necrotic (dead), infected tissue. The wound is then ready for the application of
    AuTolo TM - Gel. The platelets and plasma collected from the patient is mixed with the Company's proprietary activator products, at which time the liquid evolves into a gel. This AuTolo TM - Gel is then applied onto the prepared wound area by the physician and molded to fill the entire wound cavity and seal the wound. A dressing is placed over the treated area and is left in place for five days or according to the physician order. This entire autologous process is conducted at the point of care under physician direction.

    The patient leaves the facility with AuTolo TM - Gel applied to the wound area and the dressing in place. The patient is then scheduled for a follow-up visit according to the
    physician's  order.   On  the  return  visit,  the  physician
    removes the  dressing and observes  the wound.   The wound is
    re-dressed for the next seven days, or according to physician order and the patient would be rescheduled for follow-up at the end of this period.

    After the second follow-up visit (approximately 12 days after the original treatment), the physician reassesses the wound to determine if another application of AuTolo TM - Gel would be beneficial. If necessary, the procedure of drawing blood, preparing and applying the gel and the follow-up visit cycle would be repeated until the wound heals.

    SUMMARY OF TESTING

    Since July, 1999, Dr. Keith Bennett and Bennett Medical, LLC, an entity controlled by Bennett, have conducted tests on over 150 chronic non-healing wounds using the AuTolo-Cure TM Process. Of the wounds treated, approximately 50% were diabetic ulcers, 22% venous stasis wounds, 9% arterial disease wounds, 7.3% pressure ulcers (bed sores) and the remaining a combination of surgical and trauma wounds. Of the 150 cases, thirty-three (33) have been completed with the wound closing. The following summarizes the outcomes of the completed cases:

  Type    Number of   Wound Volume    Wound Duration  Healing    AuTolo-Gel
           Wounds    (Average mm3)   (Average Weeks)   Time      Treatments
                                                               (Average Number)
  ----    ---------    -----------    -------------    ----     -------------

Diabetic
 ulcers      21         436.56 mm3       38.38 wks    6.57 wks      1.33
Venous
 stasis      11        1960.66 mm3      705.55 wks    6.72 wks      2.27


    The healing time for diabetic ulcers ranged from four days to sixteen weeks with the average healing time of 6.57 weeks. For venous wounds the healing time ranged from three weeks to eleven weeks, with the average of 6.72 weeks. Of particular note is the average known wound duration for the venous stasis wounds in terms of years and the relative short average healing time of approximately seven weeks. Because of the limited number of completed venous stasis cases, the average known wound duration is skewed by two wounds that have been in existence for more than twenty years. Excluding those wounds, the average duration is reduced to approximately 2 years.

    The remaining cases are ongoing and the wounds are closing with the healing time and number of treatments being consistent with the completed cases. Of the 150 cases treated by Dr. Bennett, the AuTolo-Cure process has been discontinued in four cases. Two patients were dismissed for failing to comply with treatment procedures (one did not return after the first treatment), one patient decided to have a skin graft after the first treatment and one case was discontinued because the treatment was ineffective due to the patient's lack of blood flow to the wound area and condition of the wound at the time treatment was sought.


         As more fully detailed below, Bennett, BMI and the Company entered into an independent contractor agreement covering the services to be provided by Bennett and BMI to the Company. As compensation for the testing, Bennett and BMI retained all professional fees associated with the treatments and received warrants to purchase up to 250,000 shares of the Company's common stock with an exercise price of $.02 per share. BMI will be entitled to participate in the Non-Qualified Stock Option Plan on a one-for-one basis with the number of shares exercised under the warrant for up to an additonal 250,000 shares of common stock. BMI holds an option to purchase 135,000 shares of the Company's common stock at an exercise price of $1.00 per share as compensation for acting as a sales agent for the licensing of the AuTolo-Cure process and sale of disposable supplies and training services for the Company. The warrant and options are fully vested and may be exercised by Bennett
    and  BMI  at  any  time.    A  more  detailed  description  of
    the contractural agreement between Bennett, BMI and the Company, including the terms of the warrants and options, may be found under "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."


    THE CHRONIC WOUND CARE MARKET

         The chronic wound care market is estimated to be in excess of $ 6.2 billion annually (1). It is estimated that there were as many as 67,000 chronic wound-related amputations in 1998 in the United States alone (2). Management believes that with the aging population, these diseases and wounds are on the rise and are expected to continue impacting the health care market at an increased rate of nearly 10% a year (3). Management also believes that traditional methods of treatment (inert dressings, whirlpools, etc.) have had limited effectiveness in treating chronic wounds. Recently, advances in biotechnologies have made the possibility of proactive therapies and produced an alternative to traditional methods of treatment. Health care manufacturers have invested large sums of money and attention in the proactive market. The health care system, as it turns more toward managed care from fee-for-service, is demanding more cost effective means of treatment and personnel interaction. The outpatient industry, and health care as a whole, is being affected by changing reimbursement environments. The traditional methods of chronic wound treatment call for frequent dressing changes and personnel interaction to control infection and advancement. Management believes that the proactive approach, in part, has the potential of not only accelerating healing rates, but also providing relief to the traditional labor-intensive treatments.

         The Company believes that the chronic wound market is best suited for introduction to AuTolo-GelTM The three most common types of chronic wounds are diabetic foot ulcers, venous stasis ulcers, and decubitus ulcers (bedsores).

    Following are some facts and estimates regarding these most common types of chronic wounds:

               Diabetic Foot Ulcers

               Diabetes mellitus is a group of diseases characterized by high levels of blood glucose as a result of defects in insulin secretion or insulin action. The US estimates are that
               15.7 million people, or 5.9% of the population, have diabetes. (4) There are four types of diabetes:

                    Type 1

                    Previously   called   insulin   dependent
                    diabetes  mellitus  (IDDM)  or  juvenile-
                    onset  diabetes.    Type 1  diabetes  may
                    account for 5%  to 10%  of all  diagnosed
                    cases.   Generally, risk factors of  Type
                    1 diabetes are less than Type 2.

                    Type 2

                    Previously  called non  insulin-dependent
                    diabetes mellitus (NIDDM) or  adult-onset
                    diabetes.   It  is  believed that  Type 2
                    diabetes accounts  for up  to 95% of  all
                    diagnosed cases in the U.S. (5)  African-
                    Americans,  Native American  Indians  and
                    Pacific  Islanders  are  at  particularly
                    high  risk  for  Type 2  diabetes.   Risk
                    factors  include   older  age,   obesity,
                    family history and race/ethnicity.   This
                    type has a greater risk for developing chronic ulcers.

                    Type 3

                    Gestational diabetes.
____________________

(1) Wedbush, Morgan Securities, Biotechnology in Wound Care, 4th Edition, Jan. 1999.
         The Company did not request or obtain permission from Wedbush or any other sourch footnoted or quoted in connection with this Registration Statement but notes that all cited sources are from publicly available documents, reports or publications. Copies of the cited sources will be made available to any person requesting them from the Company.
(2)      Success in Home Care, Jan/Feb 1999, page 44.
(3)      Success in Home Care, Jan/Feb 1999, page 44.
(4)      Arkansas Diabetes Control Program, Annual Report, 1997
(5)      Arkansas Diabetes Control Program, Annual Report, 1997

                    Type 4

                    All other specific types.

               Complications   of   diabetes   include  heart
               disease, stroke, blindness, high blood pressure, kidney disease, nervous system disease, amputations (from ulcers, etc.) and others. Treatments such as education and prevention knowledge are more prevalent today as the disease is on the increase. There is currently no cure for diabetes.

               It has been estimated that Type 1 diabetic patients spend over $1 billion on insulin, consume $300 million in bandages and dressings, and account for $1.2 billion in nursing services on an annual basis. (6) Worldwide estimates of the foot ulcer market are as follows (7):

                                      Patients

                   US            Europe            ROW*            TOTAL
                 ___________________________________________________________
                 750,000          980,000        1.1 million     2.8 million
 ($ Spent        $450 million    $590 million   $400 million    $1.4 billion
    annually)

  * Rest of World

               The large manufacturing companies, such as Johnson & Johnson, Smith & Nephew, Chiron and

               3M dominate the market for products for the treatment of foot ulcers. With diabetes on the rise and an increasing and aging population, the number of annual foot ulcers is expected to increase. As stated earlier, the changing environment and the need for better treatments is expected to continue to fuel a change from traditional (inert) to a proactive philosophy. AuTolo-Gel. TM, the
               Company believes, can be used in the treatment of foot ulcers, improving cost containment and treatment efficacy.

               Venous stasis ulcers (VSUs)

               Several elements and diseases may contribute to VSUs. Typically they occur just above the ankles on sedentary elderly people. Blood flow becomes sluggish, leading to skin cell deaths. As the skin cells die from oxygen starvation brought on by poor circulation, an open wound is left with a poor chance of healing. Management believes that the market should, under current treatment regimens, continue to grow for the same population issues as the diabetic ulcer market. Some worldwide annual estimates for the VSU market are (8):

                                      Patients

                   US            Europe        ROW*            TOTAL
                __________________________________________________________
                800,000          980,000        1.9 million     3.6 million
 ($ Spent       $730 million    $820 million   $1.4 billion    $2.9 billion
    annually)

  * Rest of World

               The VSU market is expected to be an early target for the Company. Management believes that AuTolo-Gel TM may be applicable to a greater percentage of venous stasis patients than diabetics, as there appear to be less symptoms of disease that may exclude them from treatment.
__________________

(6)      Eli Lilly & Co., Annual Report, 1997
(7) Wedbush, Morgan Securities, Biotechnology in Wound Care, 4th Edition, Jan. 1999.
(8) Wedbush, Morgan Securities, Biotechnology in Wound Care, 4th Edition, Jan. 1999.

               The Company is attempting to develop a joint study program utilizing AuTolo-Gel TM on VSUs with a nationally recognized teaching institution. Although the cooperative program is yet to be finalized, management is hopeful that the study could begin within a few months.

               Decubitus ulcers

               Decubitus  ulcers (bedsores)  form  when the
               skin is  under pressure via  immobility  for
               10-12 hours. Normally healthy people tend to move throughout the night, keeping the blood flow balanced. Paraplegics and immobile elderly people lack the ability to shift body weight on their own, and thus account for the vast percentage of decubitus ulcers.

               Again due to the aging population, the decubitus ulcer market is expected to grow at an increased rate relative to the other main chronic wound types. The 55 and over segment of the US population is anticipated to grow at an estimated 2.5 times the rate of the general population in the next six years. Nursing home bed capacity (US) is 1.7 million, with an average occupancy of 90%. Some estimates indicate that up to 60% of the nursing home population (not to mention hospital and home patients) have open bedsores at any one time. Management believes that the problem is immense, as generally the rest of the world's elderly care is, on the average, less than that in the U.S. Some of the worldwide market estimates are (9):

                                        Patients

                   US            Europe        ROW*            TOTAL
                _________________________________________________________
                690,000          900,000       4.5 million     6.1 million
 ($ Spent      $220 million     $285 million   $1.4 billion   $1.9 billion
    annually)

   * Rest of World

               Management   believes  that   many  nursing   home
          patients are too advanced in age and/or malnutrition to make good candidates for treatment with AuTolo-Gel TM.
          The   market   is   almost   entirely   dominated   by
          traditional dressings. Prevention regimens are still the best deterrent. Because of the proactive status of AuTolo-Gel TM, the treatment involving venous entry (which may not be possible on some nursing home patients) and nutrition playing a major role in healing, the Company believes this market to be the least likely of the three for initial entry. However, management believes that there is a certain percentage of these people that can benefit from AuTolo-Gel TM . The Company intends to integrate long term care facilities into the early stage marketing plan.

               These three markets represent the bulk of the chronic wound market as a whole. The combined estimates from these sources are: 12.5 million annual patients accounting for $6.2 billion in annual health care dollars. At this time, management believes that there is no other product available on the market that employs the amount of growth factors and is autologous. The Company believes that, if its case studies and marketing efforts prove successful, AuTolo-Gel TM will become widely accepted as a cost-effective and successful alternative to other treatments for chronic wounds. The foregoing figures represent the potential market of the Company and management has formulated a marketing plan to expand the presence of the AuTolo TM -Cure System and capture market share in the domestic market while also exploring worldwide opportunities.

--------------------

(9) Wedbush, Morgan Securities, Biotechnology in Wound Care, 4th Edition, Jan. 1999.

          MARKETING  PLAN

               The Company,  as a  developing  entity,  is  just
          beginning   to  enter  the  initial marketing  stages.
          The  Company  will initially  self-market.   From  the
          home office in Little Rock, management believes that the Company can have a potential sales presence covering Arkansas, Eastern Oklahoma, Southern Missouri, Southern Kansas, Northern Texas, Louisiana, Northern Mississippi, and Eastern Tennessee, without additional personnel. Because it is the Company's belief that because of the nature of the AuTolo-Cure TM system and the use of the paitent's own blood to produce AuTolo-Gel in the clinical setting at the time the treatment is applied and thereby not subject to prior regulatory approval by the Food & Drug Aministration, the marketing efforts are currently in progress . However, as noted in the "Regulation" discussion below, if the FDA or any state takes a different position on required approvals, the marketing efforts of the Company could be delayed or restricted during the approval process.

               The Company intends to market the AuTolo-Cure TM system by means of providing end-users (health care providers and facilities) with AuTolo -Cure License packages. The License package consists of sequestration machine used to isolate platelets, an agreement to purchase a set monthly minimum number of packs (disposable blood recovery components required for each application of AuTolo-Gel TM, training, authorization and licensing in the preparation of AuTolo-Gel TM, state-of-the-art wound care software software (optional) and ongoing technical support by the Company's wound care professionals.

               Management anticipates the AuTolo-Cure TM Licenses will have a term of three years, with renewal capability. The AuTolo-Cure TM License will provide a facility with the ability to prepare and administer AuTolo-Gel TM to its patients within its own location in a turnkey manner. The license will be a non-exclusive arrangement; however, in some areas, an exclusive market license package may be offered.
          Management believes that this method of product implementation will be cost-effective and attractive, as existing physicians and personnel will be utilized, eliminating outsourced, high-expense management contracts. The Company has executed licenses in Texas, Arkansas and is negotiating other licenses for the AuTolo-Cure TM system.

               The company intends to grant development rights to
          certain agents authorizing the agents to market the AuTolo-Cure TM system on behalf of the Company. The "development rights" refer to the agent's right to expand and develop the sales and licensing of the AuTolo-Cure TM system and treatment packs within a specific territory or geographic area, and not any rights in the development or testing of the AuTolo-Cure TM system or AuTolo-Gel. Additionally, the use of developer rights as opposed to distributors, marketers or other similar terms distinguishes the fact that the Company does not sell a product, but rather a license of the use of proprietary intellectual property rights and certain activators and disposables used in the blood sequestration process. Agents will present potential candidates for licensing to the Company for consideration and the Company will determine whether or not to grant such license in its sole and absolute discretion. The company intends to pay a commission of approximately twenty-eight percent (28%) of the intial license fees received to the developer that is responsible for presenting the licensee to the Company. A potential licensee may purchase multiple licenses based upon the number sequestration machines needed at the licensee's facility. Each license only includes the authority to use one sequestration machine.

               The Company's marketing strategy is to reach all levels of wound care providers. The traditional targets of hospitals and large specialty facilities are part of the Company's targeted markets; however, management believes that these entities are subject to significant amounts of corporate and regulatory requirements, such that it generally take some time for such organization to make and implement a decision. The Company has identified additional potential end-users that are not traditionally targeted and believes that a strategy of approaching them with a state of the art, turnkey system as a catalyst into the larger targets is an efficient means of obtaining market share for its process.

               The chronic wound care market has been broken down
          into   three  segments,   which  are   being  developed
          simultaneously by the Company:


                1.  Global Marketing Partners

                This segment includes the large manufacturing companies, pharmaceuticals and major health care concerns.


                2.  Hospitals and Wound Care Providers

                This segment includes acute care facilities, wound care centers, nursing homes, wound care provider chains and companies.


                3.  Private Operators

                Including home health  service companies,  family
                practitioners,   podiatrists,   private  practice
                groups and potential start-up initiatives.

                Because of the potential offered by each segment and the operational strategy of the Company, an initial entry plan has been developed for each.

               Global Marketing Partners

               The Company is currently exploring the possibility of securing one or more marketing partners in this segment. Because of the obvious reasons of existing sales forces and customer bases, as well as resources for product protection, the Company believes that a strategic partnering would be the quickest route to worldwide market. The wound care industry appears to be shifting focus from traditional methods of wound care to new, proactive approaches. Currently, the Company has contacted two such entities and serious discussions are ongoing with one. A partnership or strategic alliance would likely involve a licensing of the AuTolo-Cure System and AuTolo-Gel in exchange for an initial licensing fee and continuing royalties on future sales and revenues. The Company intends to continue these efforts.


              Hospitals and Wound Care Providers

               The American Hospital Association reports that there are approximately 6,100 hospitals in the United States which collectively operate 1,035,390 staffed beds with admissions in excess of 33,500,000 in 1998. The total expenses of these AHA registered hospitals in 1998 was in excess of $340,000,000,000.00.
               The Company has devised, what it believes, the best route into these end-users relative to the nature of the business. The plan contains two parts, phase A and phase B.

               Phase A

               Several hospitals with wound care centers are now being approached with a user-friendly, 90-day, no further obligation review period of AuTolo-Gel. TM Under the plan, a targeted facility will be given the chance to review the efficacy of AuTolo-Gel TM for 90 days with minimum pack usage obligations. The Company will provide the machine and technicians for production of AuTolo-Gel TM at the facility. The physician or attending personnel will apply the gel to the selected wound care patients.

               After the 90-day period, the Phase A participants will be afforded the opportunity to become fully certified and licensed as AuTolo -Cure facilities.

               Because of the high-profile status of the phase A targets, and their affiliations with hundreds of additional facilities, management believes that the trickle-down effect from these hospitals will be significant, thus allowing further licensing of the AuTolo -Cure system.

               Phase B

               Phase B includes the licensing and further contracting with hospitals and wound treatment centers following Phase A and further AuTolo -Cure license marketing efforts. As the corporate goals of additional documentation and wide recognition of the product are met, it is anticipated that the rigors of a 90-day review period will not be necessary and Phases A and B will be merged and hospitals and wound treatment centers will immediately acquire licensing for the AuTolo -Cure system.


               The Company continues to evaluate the need for a Phase A program given the clinical results and acceptance of the AuTolo -Cure System. It is likely that the Phase A program would be discontinued prior to

          December 31, 2000.

               Private Operators

               In the Company's initial test marketing efforts in Arkansas, it is apparent that there is a major market
          available   in    the   private   sector.       Private
          practitioners, such as family doctors, podiatrists and home health care providers have shown very high interest in AuTolo-Gel TM and the AuTolo -Cure system. These physicians and service providers are seeing the vast number of the patients with wounds prior to their being referred to acute care facilities. With access to the latest technology, the potential of retaining patients, increasing patient base and new treatment opportunities, management believes that the potential income stream from an AuTolo -Cure license can be extremely attractive to the private practitioners.

               In the case of the individual practitioners and podiatrists, the largest drawback is the number of patients seen that could benefit from AuTolo-Gel TM . Although these professionals are seeing the largest percentage of wounds prior to the hospitals, the number of patients is spread out among many providers. For example, a single podiatrist may see 40 to 60 patients annually who are potential cases for AuTolo-Gel TM. When multiplied by ten area podiatrists, there would be a combined total of 400 to 600 potential cases within a geographic area. The potential individual cases of 40 to 60 are not enough to sustain an AuTolo-Cure TM license, but the combined cases would be more than sufficient.

               In order to address this dispersion of potential AuTolo-Gel TM patients among multiple providers, the Company is considering the possibility of licensing private operators such as home health providers. A private operator in any given area could make the process available to multiple private facilities by means of mobile AuTolo -Cure units. The machine and necessary packs, as well as ancillary equipment, are portable (they fit in the back seat of a compact car) and through proper scheduling, a single unit could serve several facilities.
               In addition to the private physician offices, management believes that nursing homes are a viable target market for private operators. Notwithstanding the possible limitations to treatment in the decubitus market (as described above), management feels that the possibility of drawing patients from this environment is significant. Nursing homes generally have staff doctors providing the health care needs of the patients. These doctors may prescribe AuTolo-Gel TM treatment. Possible civil liability, regulatory fines and censures regarding bedsores may overshadow reimbursement issues for a nursing home. AuTolo-Gel TM may be a way to address these exposures for nursing homes.

               Home health companies are also part of the private operator market for AuTolo-Gel TM. Management believes that home health companies treating patients with chronic wounds spend significant amounts on nursing through daily regimens of dressing changes. The put it on and leave it alone protocols of AuTolo-Gel TM may provide a major positive impact on operating expenses while increasing the efficacy of treatment.

               Management   believes    that   some    additional
               incentives are:

          *    Quick route to market

          * New treatment and revenue capability (physicians) in a reducing reimbursement environment

          * Cost effective (apply AuTolo-Gel TM and do not revisit for 5-7 days)

          * Effective back-door to hospitals (the hospitals will begin to feel the revenue loss from decreased referrals)

          *    Incentive   for   franchisees   to   protect   the
               technology from infringement.

     The possibility of contracting with one or more distributors is being explored to quickly cover the largest portions of segments 2 and 3.

          The Company is beginning to contact potential operators in segment 3 and plans to advertise through trade shows and publications. It is important to understand that, due to the fledgling status of the Company and product and the enormity of the market, the Company intends to maintain
     flexibility  in   the  final   determination  of   marketing
     strategies and pricing.

          The Company is approaching each of the three market segments simultaneously. Segment 1 is underway with
     discussions being initiated.   Segment  2 is  underway  with
     the Company and consultants actively approaching high profile, chain-affiliated hospitals and wound care centers with the user-friendly phase A entry plan. Segment 3 is developing, with the first developer programs going into effect in Arkansas and Texas. The possibility of entering the long-term care facilities is also being explored.

          The Company believes that through a planned schedule of public education and awareness of the product campaigns, patient word of mouth will be the catalyst to introduce AuTolo-Gel. TM into each market segment. Management further believes that with market awareness, people suffering from chronic wounds will request AuTolo-Gel TM as an alternative to long, costly traditional care methods and certainly as one to amputation.


     INTELLECTUAL PROPERTY RIGHTS

          Worden developed and was the owner of certain intellectual property rights, including the exclusive rights to use, market and exploit the process of treatment of chronic wounds. Pursuant to an Assignment from Worden effective as of April 27, 1999, the Company has the exclusive right to utilize the process to make and apply AuTolo-Gel TM and full and exclusive right, title and interest, both national and international, to certain patent applications identified as the Patent Cooperation Treaty Application entitled Enriched Platelet Wound Healant, filed February 13, 1999, Serial No. PCT/US99/02981; United States Provisional Patent Application entitled Autologous Platelet Gel Preservation, filed June 22, 1998, Serial No. 60/090, 167; and United States Provisional Patent Application entitled Autologous Platelet Gel Antibiotic, filed August 26, 1998, Serial No. 60/097, 897 (collectively, the "Applications"), together with all Letters Patents issued in the United States and elsewhere on any other Applications (the "Patents"). The Applications and the Patents being collectively referred to as the "Technology". As consideration for such Assignment, the Company has agreed to pay Worden pursuant to a Royalty Agreement described in Item 7 below.

          In addition to the Technology, the Company has the exclusive rights to the use of certain trademarks and servicemarks including Autologous Platelet Gel, AuTolo-Gel TM, and AuTolo-Cure TM. The Company considers its trademarks to be material to its business. The Company's rights to such trademarks will last indefinitely so long as the Company continues to use and police the marks and to renew filings with the applicable agencies. The Company is not aware of any adverse claim concerning any of its owned or licensed marks.

          The Patents have not been issued and there can be no assurance that they will be issued. As of the date of this filing, the Company is not aware of any existing patents or patent applications involving a multi-growth factor enriched platelet process similar to ours. The failure of the Company to obtain the Patents or the existence of a substantially similar process could have an adverse effect on the Company's ability to compete in the wound care market given its size and resources compared to that of its competitors descirbed below.

     COMPETITION

          The following information regarding competing products has been compiled by the Company from public sources believed to be reliable. It is not intended to infer independent knowledge of the products, other than AuTolo-Gel TM. The following is not intended to be a complete independent survey of any and all potential competing products, rather a synopsis of the products that the Company believes are the closest competitors to AuTolo-Gel TM . Independent research of the markets and products is encouraged.

          Currently, to the Company's knowledge, there are no other multi-growth factor products (products stimulating multiple cell regeneration versus a single conversion) widely available on the market that are comparable to AuTolo-Gel TM. The autologous nature of AuTolo-Gel TM and being within the practice of medicine (physician applied) represents a deviation from the norm of packaged topical products and opens a door that has not previously been available. To management's knowledge, there are two products available today that employ growth factor(s).

     Regranex is a single growth factor product bioengineered from baker's yeast. Johnson & Johnson and Ortho-McNeil are jointly marketing Regranex. Having received FDA approval in late 1997, Regranex went to market in 1998. Inquiry by the Company into the effectiveness of Regranex on chronic wounds has provided little support for efficacy. However, being the only widely available growth factor product on the market, Regranex sales figures surpassed 50 million in its first year. Estimates put prescriptions for Regranex in 1998 at over 133,000 tubes at an average cost of $375.00 per tube. (10) Management believes that the commercial success of Regranex is due to the marketing strength of Johnson & Johnson, and to the fact that Regranex has been the only widely available growth factor product for chronic wound treatment.

     Procuren is an autologous growth factor topical, owned and produced by Curative Health Services, Inc (CURE, Nasdaq). Curative has been focused on total wound care as a whole through hospital management contracts for outpatient services and using Procuren as an adjunct therapy. A patient undergoes screening for blood transmitted diseases and blood donation criteria. If inclusion criteria is met, blood is collected for processing. The whole blood is shipped to one of Curative's processing facilities where Procuren is produced. The product is then shipped, frozen, to the patient for self-application. A normal full treatment cycle would include 75 to 92 (avg.) 10cc doses in individual tubes. Presently, Procuren is only available through Curative-managed facilities. Procuren was introduced into the market in 1989.

          There are currently under development by several companies, new proactive approaches to wound care treatment, such as bioengineered living tissue for grafting. Because of the size and increasing nature of the market, the Company believes that there will be more and more attention given to proactive solutions. However, at this time and based upon the limited amount of testing done, management believe that there is nothing that is more effective than AuTolo-Gel TM for the treatment of chronic wounds.

          The Company has initially priced AuTolo-Gel TM to end-users at $385.00 per treatment package, a cost below that of its perceived competitors. In addition, management believes that the advanced technology of AuTolo-Gel TM will considerably shorten full treatment times from those of its competitors, and, thus, reduce the number of treatments and full treatment cost significantly below that of its competitors.

          As outlined in the discussion of the Intellectual Property Rights above, the inability of the Company to obtain the patent protection necessary for the AuTolo-Cure TM system could have an adverse effect on the Company and

------------------

(10) Wedbush, Morgan Securities, Biotechnology in Wound Care, 4th Edition, Jan. 1999.

     its  business.   With  Johnson & Johnson,  Ortho-McNeil  and
     Curative as the Company's main competitors in the chronic wound market, all billion dollar companies, the sheer enormity of their resources compared to those of the Company could preclude the Company from effectively competing in the business without the Patents.

     REGULATION

          AuTolo-Gel TM is made from each patient's blood under the direction of the treating physician at the time of treatment. Because the gel is autologous, that is, it is made from the patient's own blood, there is no off-site preparation of the gel, and because it is not shipped across state lines, the Company does not believe that AuTolo-Gel TM is required to have any form of premarket approval by governmental agencies such as the Food and Drug Administration ("FDA") at the present time. Once the treatment is applied and the would dressing applied, there is no further use of the AuTolo-Gel TM produced in the process outlined above and there is no subsequent use of any materials, platelets or plasma and there is no storing, shipping, labeling or subsequent off-site application of the gel produced at the time of treatment. Management believes that the formulation of AuTolo-Gel TM and the application to the would come within the exemption from registration and blood products listing for licensed physician's use of blood products solely in the course of their professional practice of medicine. (11)

          The Food and Drug Administration ("FDA") regulates the development, manufacture, and marketing of drugs and certain biological products. The Federal Food, Drug and Cosmetic Act (the FDC Act ) defines a drug as "articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals." Thus, AuTolo-Gel TM would most likely be considered a drug. The Public Health Service Act (the PHS Act ) regulates biological products , which are defined as a "virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, or arsphenamine or derivative of arsphenamine (or any other trivalent organic arsenic compound), applicable to the prevention, treatment, or cure of a disease or condition of human beings." As a blood product, AuTolo-Gel TM would

------------------

(11)    21 CFR Ch 1. Part 607, Section 607.65(b).

     also be considered a biological product. While biological products are subject to regulation under both the FDC Act and the PHS Act, they are required to be licensed under the PHS Act instead of being treated as a new drug under the FDC Act. Furthermore, the PHS Act only requires a license for any biological product that is transported across state lines (from one state to another).

          Generally speaking, the FDA requires testing of a new 'drug' in accordance with regulatory requirements in the laboratory and, as appropriate, in clinical settings to establish product performance before marketing. After marketing has commenced, FDA clearance must be obtained before making certain types of product changes. While AuTolo-Gel TM is most likely a biological drug subject to the FDA's regulation, management believes that since it is prepared on site and not shipped across state lines that the FDA will not require any form of premarket approval or licensing of AuTolo-Gel TM. This is because AuTolo-GelTM, as a biological drug, is subject to licensure under the PHS Act, which only requires licensure if the product is transported across state lines. AuTolo-Gel TM will be made under the supervision of a physician at the location of the patient and applied topically to the patient at the same location.
          Although AuTolo-Gel TM may not be subject to premarket approval or licensing, AuTolo-Gel TM may still be subject to FDA regulation. The FDA could take enforcement action against the Company or an AuTolo-Gel TM user alleging that the product is unsafe or that claims made for the product are false or misleading. The FDA might also seek to have a physician or hospital that is using AuTolo-Gel TM register with the FDA as a drug or blood manufacturing facility. There is no assurance that the FDA will agree with management of the Company that AuTolo-Gel TM is not subject to premarket approval or licensing or that the FDA will not subsequently change its position and seek to regulate AuTolo-Gel TM more extensively.

          In the event the FDA takes a position that AuTolo-Gel TM is subject to licensing and regulation under either the FDC Act or the PHS Act, such a position could have an adverse effect on the Company and its business. Although management believes that it can comply with expected FDA regulation, increased FDA regulation, including premarket approval or licensing, the costs of compliance, delays in getting AuTolo-Gel TM introduced into the market or delays in licensing activities for the AuTolo-Cure TM system could have an adverse effect on the Company.

     REIMBURSEMENT

          Separate reimbursement by Medicare, Medicaid and third party payors (insurance carriers, etc) for some or all of the patient costs of AuTolo-Gel TM has not been obtained as of the date of this filing. As with any new medical product, device, process or procedure, efficacy and advantages of use must be shown to secure reimbursement from Medicare, Medicaid and third party insurance payors. The Company has formulated a strategic reimbursement plan in compliance with current reimbursement and payment guidelines and treatment codes. Additionally, the Company is developing data on the cost of treatment and savings using AuTolo-Gel TM in an effort to approach Medicare, Medicaid and third party insurance payors and develop separate reimbursement for the process. At this time, it is believed that third party payers will be the first to reimburse the product. Although the Company is developing the data necessary to seek separate reimbursement for the AuTolo-Gel TM treatment under Medicare and Medicaid guidelines, no assurance can be given as to when, and if, reimbursement for Medicare or Medicaid patients will ultimately be obtained.

          Management believes that the need for AuTolo-Gel TM exists and the advantages of patient use are being shown in the Company's initial tests. The Company believes that the cost-effectiveness of AuTolo-Gel TM compared to traditional, reimbursable products and procedures currently reimbursed will be a catalyst for payers to approve AuTolo-Gel TM for reimbursement approval. However, failure to obtain approval for reimbursement would adversely affect the Company and its operations.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF  FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

          Prior to the Merger, the company had no products or services and was not conducting any viable enterprise. By virtue of the Merger, the Company acquired the business conducted by Old AWT to develop, market and sell the proprietary AuTolo-Cure system. Since the formation of Old

     AWT, the Company has been engaged in extensive research and testing of AuTolo-Gel and the development of the AuTolo-Cure system. The Company's current activities include:

     1.   Research and clinical testing of AuTolo-Gel.

     2.   Development of clinical results and case studies.

     3.   Development of licensing agreements.

     4.   Patent and trademark applications.

     5.   Negotiation of licensing agreements.

     6.   Raising working capital.

     7.   Negotiation of strategic alliance with Global Marketing
          Partners.

     8.   Development of marketing plan and distribution methods.

     9.   Recruiting key management and sales representatives.

     10. Development of reimbursement strategies, discussions with third party payors.

     11. Testing of sequestration equipment, development of AuTolo-Cure treatment packs and packaging, negotiation of equipment leasing arrangement.

          For a complete understanding of the foregoing activities, the Management Discussion and Analysis should be read in conjunction with Part I. Item 1. Description of the Business and Part F/S - Financial Statements to this Form 10-SB.

     RESULTS OF OPERATIONS

          The Company is a development stage company and had only limited operations through September 30, 1999. Our primary activities during this start-up phase were hiring a management team and corresponding staff and development of the licensing strategy for the AuTolo-Cure System. We generated only minimal revenues from inception through September 30, 1999, however, we completed our first sale of 2 licenses just prior to September 30, 1999 and will recognize the $90,000 of revenues generated from the sale over the three year lifetime of the licenses.

          During the period from inception through September 30, 1999 we incurred compensation expense of approximately $747,000. Compensation expense consisted primarily of $557,000 of expense attributed to options we granted to three members of management with exercise prices for the underlying common stock below fair market value. The remaining $190,000 was for expenses paid to our employees. We expect compensation expense to grow as we add additional employees to help our administrative, marketing and support efforts as we continue to grow the business.

          During the period from inception through September 30, 1999 we incurred consulting expenses of approximately $929,000. We granted the options and warrants described in the "Summary of Testing" discussion above and in Item 7 below to Bennett and BMI to conduct clinical trials. Those options and warrants were granted with exercise prices below the fair market value of the underlying common stock, which resulted in our recording consulting expense for the difference, which amounted to approximately $873,000 through September 30, 1999. The remainder of the above consulting expenses we incurred were related to our start-up activites. The clinical trials noted above were completed by December 31, 1999 and we do not expect to incur additional expenses for clinical trials after December 31, 1999 unless required to by regulatory agencies.

           During the period from inception through September 30, 1999 we incurred legal expenses of approximately $69,000. These legal fees related to start-up activites, costs associated with our patent and trademark applications and certain royalty and consulting agreements we were negotiating during this period.

            For the remainder of 1999 and the first two quarters of 2000, the Company expects to incur additional costs for the testing and development of the AuTolo-Cure system, clincal testing, legal and professional fees for licensing, reimbursement and patent and trademark services and to expand the promotion and marketing of AuTolo-Gel and the AuTolo-Cure system. Management believes that the working capital provided by February, 2000 and March, 2000 private placements described in the Liquidity and Capital Resources section below and the revenues generated from the initial licensing fees and sales of the AuTolo-Cure treatment packs will be sufficent to meet the operating needs of the Company for the next twelve months. For a more complete description of the Company's plan of operation for the next twelve months, see the "MARKETING PLAN" discussion under Part I above.

         The Company does not anticipate any significant purchases or sales of plant or significant equipment. The Company currently leases the sequestration machines provided to licensees of the AuTolo-Cure system. In the event the Company is no longer able to obtain leasing agreements and is required to purchase the machines, the Company could see an increased need for working capital to fund the acquisition of such machines. However, since the acquisition of the machines is tied to the granting and execution of licenses, Management believes that the initial licensing fees collected in connection with the execution of the license creating the need to purchase the machine will provide an adequate source of financing for the acquisition of the machines, if leasing is not an alternative.

         The Company currently has nine employees and anticipates adding eight to ten employees, including a chief financial officer and one additional office/administrative assistant. The remaining personnel to be added would be site implementation personnel hired to install and train a licensee's personnel in the use of the AuTolo-Cure system at the licensee's location. The timing of the hiring of such site personnel will be based upon licensing activities and on an as needed basis. The working capital to fund the cost of the site implementation teams will be provided from the intial licensing fees paid by the licensee and is a variable cost to the Company.

         Because of the potential response to the AuTolo-Cure system and the timing of the awarding of the Patents, these events could significantly increase demands on the Company's resources and personnel. While most of the expenses in connnection with the AuTolo-Cure system and sale of the treatment packs are variable costs based on demand, the Company could require significant additional working capital if the response is as anticipated and specifically if Patents are issued and third party reimbursement is obtained for the AuTolo-Gel treatment.

     LIQUIDITY AND CAPITAL RESOURCES

          As of the date of this Form 10-SB, the Company has not generated positive cash flow from its operations. This is due primarily to the start-up nature of its operations, investment in development and clinical testing of Autolo-Gel and the building of a corporate infrastructure to support its future operations. Funding to date has ben in the form of private placements of common stock and debt financing from the Company's shareholders. In November, 1999, the Company converted certain of its existing shareholder loans to shares of Series A 5% Preferred Stock.

          Through a private placement, the Company has received a commitment to provide $1,200,000 of working capital during the period beginning January 1, 2000 and ending December 31, 2000. The working capital is to be raised through subscriptions to the Company's common stock at the rate of $300,000 per calendar quarter or as otherwise agreed by the Company's Board of Directors. The Company has engaged SPH Investments, Inc. ("SPH") as an investment advisor to arrange the private placement of common stock to accredited investors only (as that term is defined in Rule 501 of the Securities Act of 1933, as amended), pursuant to an exemption provided by Rule 506 of the Securities Act of 1933, resulting in gross proceeds to the Company of up to $1,200,000 (the Private Placement ). The Company will offer a minimum of 250,000 shares of the Company's common stock for $3.00 per share, aggregating $750,000 in gross proceeds, during the First Quarter, 2000. An additional 150,000 shares of the Company's common stock will be offered for $3.00 per share in the First or Second Quarter, 2000, aggregating $450,000 in gross proceeds. The Company agreed to pay SPH a placement fee equal to 6% of the gross proceeds to the Company from the Private Placement. The Company acknowledges that SPH is not a registered broker-dealer with the Securities and Exchange Commission (the "SEC" ) and is not a member of the National Association of Securities Dealers, Inc. ("NASD"). In arranging for the Private Placement, SPH will engage one or more qualified broker-dealers that are registered with the SEC and are members of the NASD to act as the placement agents for such offering (collectively, the "Placement Agents"). On February 4, 2000, the first 250,000 shares involved in the Private Placement were sold to one investor, with the Company realizing $750,000 in gross proceeds. LCP Capital Corportation, a licensed broker/dealer in New York, New York, was engaged by SPH in connection with the private placement and was paid by SPH out of the investment banking fees paid by the Company to SPH.

     The issuance of the additional common stock in the private placement will be nondilutive to those stockholders of the Company holding Series B Convertible Preferred Stock. Shareholders other than Series B Preferred Stockholders will be diluted as this equity is raised, but such dilution is not believed to be substantial.

          Subsequent to the February, 2000 issuance of the first 250,000 shares involved in the Private Placement, the
     Company elected not to pursue subscriptions for the remaining 150,000 shares under the terms of the engagement with SPH. In lieu of raising $450,000 at $3.00 per share, on February 29, 2000, the Company elected to pursue a private placement of common stock at $10.00 per share. The offering was made solely to accredited investors (as that term is defined in Rule 501 of the Securities Act of 1933, as amended), pursuant to an exemption provided by Rule 506 of the Securities Act of 1933, as amended. The offering resulted in gross proceeds to the Company of $7,715,000. In connection with the private placement, the Company paid investment advisory fees equal to eight percent (8%) of the proceeds, or $606,800. Additionally, warrants representing the right to purchase 26,500 shares at $10.00 per share are to be issued to the Kreigsman Group, the same representing ten percent (10%) of the shares sold in the private placement through the efforts of Kreigsman, under the terms of its agreement with the Company.


          Management believes that the working capital provided by the February, 2000 and the March, 2000 private placements, the collections generated from the inital licensing fees and sales of the AuTolo-Cure treatment packs shall be sufficent to meet the operating needs of the Company through the next twelve months. However, the need to raise additional working capital could require the company to delay, curtail or terminate some of its development and clinical testing, sales and marketing efforts and could otherwise have an adverse impact on its operations. Any additional equity financing required in such an event may involve significant dilution to the Company's shareholders.

     ITEM 3.  DESCRIPTION OF PROPERTIES.

          The Company owns no materially important physical properties. It leases offices in the United States at 1523
     Bowman  Road, Suite A, Little Rock, Arkansas 72211.

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
     MANAGEMENT.

          (A) Names, addresses and name and title of person holding authority to vote shares of the known beneficial owners of more than five percent (5%) of the Company's common voting shares, Series A Prefereed shares and Series B Preferred shares as of November 10, 1999 were:

                Name and Address of        Amount and     Percent of Class
Title of Class  Beneficial Owner           Nature of    Beneficial Ownership(5)
--------------  -------------------        ----------    --------------------
Common         Quasar Investments, LLC      5,050,000 (1)(2)      49.6%
               1523 Bowman Road, Suite A
               Little Rock, Arkansas 72201
               Jim D. Swink, Jr., Member
               Reprsentative

Common         BDR Consulting, Inc.         5,050,000 (2)(3)      49.6%
               1523 Bowman Road, Suite A
               Little Rock, Arkansas 72201
               Jim D. Swink, Jr., President

Common         Charles E. Worden              525,000              5.2%
               7201 Hwy. 300
               Little Rock, AR  72223

Common         Keith Bennett, MD
               301 Bel Aire
               Hot Springs, Arkansas  71901   635,000 (4)          6.2%

Series A
Preferred      Rozel International Holdings   575,000             35.38%
               Road Town
               Tortolla British Virgin Islands
               Howard P. Chaffe, Director

Series A
Preferred      FAC Enterprises                125,000              7.69%
               4960 S. Virginia #300
               Reno, NV  89502
               Howard Appel, President

Series A
Preferred      Millworth Investments          225,000             13.85%
               4960 S. Virginia #300
               Reno, NV  89502
               Howard Appel, President
Series A
Preferred      Bel-CAL Properties             250,000             15.38%
               9665 Wilshire Blvd Suite M-19
               Beverly Hills, CA  90212
               William Belzberg, President

Series A
Preferred      SPH Equites                    100,000              6.15%
               648 Post Road
               Wakefield, RI  02879
               Stephen P. Harrington,
               President

Series B
Preferred      Quasar Investments, LLC      5,050,000 (1)(2)       82.4%
               1523 Bowman Road, Suite A
               Little Rock, Arkansas  72201
               Jim D. Swink, Jr., President

Series B
Preferred      BDR Consulting, Inc.         5,050,000 (2)(3)       82.4%
               1523 Bowman Road, Suite A
               Little Rock, Arkansas  72201
               Jim D. Swink, Jr., President

Series B       Charles E. Worden              525,000               8.8%
Preferred      7201 Hwy. 300
               Little Rock, AR  72223

Series B
Perferred      Keith Bennett, MD
               301 Bel Aire
               Hot Springs, Arkansas  71901   500,000 (4)           6.9%


     (1) Quasar Investments, LLC ("Quasar") owns directly 2,550,000 common voting shares and 2,550,000 voting shares of Series B preferred stock of the Company. Quasar is an Arkansas limited liability company managed by BDR Consulting, Inc.

     (2) Quasar Investments, LLC is a party to a Voting Agreement dated effective November 4, 1999, and has voting control of 5,050,000 common voting shares of the Company in the nomination and election of directors and decisions regarding the merger, consolidation, liquidation, reorganization of substantially all of the Company's assets. BDR Consulting, Inc., as the managing member of Quasar would exercise the voting rights with respect to the shares covered by the Voting Agreement as manager. Jim D. Swink, Jr. would actually exercise the voting rights in his capacity as President of BDR Consulting, Inc.

          The parties to the Voting Agreement in addition to Quasar Investments, LLC and the individual persons having voting control of the shares owned by such entities are as follows: BDR Consulting, Inc. (Jim D. Swink, Jr.), F&G Investment Partnership (Alec Farmer, Partner), KA B Investments, Inc. (Earnest Bartlett, President), GWR Trust (Greg Stephens, Trustee), SPH Investments, Inc. (Stephen Harrington, President), SPH Equities, Inc. (Stephen Harrington, President), Cranbourne Investments, Inc. (Harold E. Chaffe, President), Discretionary Investment Trust (Richard Zona, Trustee) and Gatkin Investments (S. E. Edwards, President).


     (3) BDR Consulting, Inc. owns directly 119,986 common voting shares and 119,986 voting shares of Series B preferred stock of the Company and is the managing member of Quasar would exercise the voting rights with respect to the 5,050,000 shares covered by the Voting Agreement.

     (4) Dr. Bennett and Bennett Medical, LLC have been granted warrants to acquire 250,000 common voting shares and 250,000 voting shares of Series B Preferred stock. The exercise of each warrant grants Bennett the additional option to acquire one share of common voting stock and one share of Series B Preferred stock for each share acquired as a result of the exercise of the warrant, up to 250,000 common voting shares and 250,000 voting shares of Series B Preferred stock. Additionaly, Dr. Bennett has been granted the option to acquire an additional 135,000 common voting shares of the Company.

     (5)  Determined on a fully diluted basis.

     (B) The common voting shares of the Company beneficially owned by each Director and Executive Officer of the Company as of November 10, 1999, are set forth below:


                                             Amount and
                                             Nature of
                     Name and Address of     Beneficial
Title and Class      Beneficial Owner        Ownership     Percent of Class(4)
-----------------    ------------------     -----------     ----------------
Common                Dennis G. Hendren     422,969 (1)          4.1%
Common                William L.Brown       350,000 (2)          3.4%
Common                W. Michael Chunn      150,000 (3)          1.5%
Series B Prefereed    Dennis G. Hendren     422,969 (1)          5.4%
Series B Preferred    William L. Brown      350,000 (2)          4.7%
Series B Preferred    W. Michael Chunn      150,000 (3)          2.0%


     (1) Mr. Hendren owns directly 172,969 common voting shares and 172,969 Series B Preferred shares of the Company. Mr. Hendren has been granted nonqualified stock options to acquire 250,000 common voting shares of the Company which are subject to certain vesting and other restrictions on exercise.

     (2) Mr. Brown has been granted nonqualified stock options to acquire 350,000 common voting shares 350,000 Series B Preferred Shares of the Company which are subject to certain vesting and other restrictions on exercise.

     (3) Mr. Chunn has been granted nonqualified stock options to acquire 150,000 common voting shares 150,000 Series B Preferred shares of the Company which are subject to certain vesting and other restrictions on exercise.

     (4)  Determined on a fully diluted basis.

     ITEM 5.   DIRECTORS,  EXECUTIVE   OFFICERS,  PROMOTORS   AND
     CONTROL PERSONS.

     Mr. Dennis G. Hendren
     _____________________

     President and CEO, Director
     Mr. Hendren, age 52, joined the Company from Curative Health Services, Inc., a publicly traded company, where he was employed for eight years, having last served as Vice President of Processing Operations. Some of his responsibilities included; staffing, training, operations and budgetary duties. Previously, Mr. Hendren served as technical director for two major community blood banks. He has extensive experience in FDA registration and licensure, as well as technical aspects of wound care and resulting product  formulation.  Mr.  Hendren graduated  with a  BS in
     Biology from Emporia State Teachers College. He is a registered Medical Technologist with a Specialist in Blood Banking. Mr. Hendren brings a wealth of experience in wound care management from a corporate perspective to the Company and will be responsible for overseeing every aspect of the Company.

     Mr. William L. Brown
     ____________________

     Chief Operating Officer, Secretary and Director

     Mr. Brown, age 47, joined the Company from Curative Health Services, where he served as program director for wound care operations in Arkansas. His duties included; marketing, physician management, wound care center operation, hospital protocol and product application. Prior to this, Mr. Brown served as Administrative Director of Respiratory Medicine, Sleep Disorders and Hyperbaric Medicine at Washington Regional Medical Center, Fayetteville, Arkansas. Mr. Brown holds a BS in Biological Science from Missouri Southern University and is registered with the National Board for Respiratory Care. Currently, Mr. Brown's Master of Health Science thesis is being reviewed for approval at the University of Arkansas. As COO of the Company, Mr. Brown will oversee all operational aspects of the Company including: personnel policy, product implementation and production, sales and marketing development, and internal affairs.

     Mr. W. Michael Chunn
     ____________________

     Vice President/Marketing and Operations, Director

     Mr. Chunn, age 52, comes to the Company from Conway Regional Medical Center, where he most recently served as Assistant Clinical Director. Duties included: Directing transfusion services, scheduling for clinical activities and laboratories, continuing education and safety administration. Prior to 1993, Mr. Chunn served twenty years with the American Red Cross, including thirteen years an Administrator. Mr. Chunn's tenure included most aspects of the Red Cross operation such as budgeting, forecasting, and blood services marketing management. Mr. Chunn received a BS-Medical Technology from Middle Tennessee State University and is a graduate of many continuing education courses. Mr. Chunn's responsibilities include budget preparation, marketing, strategic partnership planning, and internal tech-support.


     There is no stated term in the Company's bylaws for the term of office and each officer shall serve in such capacity until his successor is duly appointed by the Company's Board of Directors.


     Mr. Charles G. Worden
     _____________________

     Inventor of the AuTolo-Cure TM System

     Mr. Worden, age 64, is the inventor of AuTolo-Gel. TM and the founder of Old AWT. A senior laboratory scientist with over 40 years in the medical field, Mr. Worden has worked as President/C.E.O. of Arkansas Reference Laboratory, Inc. as well as President/C.E.O. of Worden & Associates, Inc. a medical computer software company. A microbiologist and clinical chemist, Mr. Worden was the chief bacteriologist for the USDA research station located in the Little Rock, Arkansas, working in immunology and vaccine production. A Medical Technologist, Mr. Worden has worked extensively in the Blood Banking field, first as the Chief Technologist for the American Red Cross Blood Bank, and has many years teaching Medical, Nursing and Technology students through the University of Arkansas Medical Science campus. Mr. Worden holds a Bachelor of Science, Bacteriology from the University of Arkansas, Fayetteville. Mr. Worden also has thirty hours of post-graduate study in Microbiology, and is a Medical Technologist registered with the American Society of Clinical Pathologists. In 1983, Mr. Worden filed personal bankruptcy. Mr. Worden does not intend to maintain an active role in the day to day management and operations of the Company; however, he will provide consultation as needed.

     Mr. Jim D. Swink, Jr.
     _____________________

     Controlling Person

          Mr. Swink, age 36, served as a director of Old AWT. Mr. Swink is the President and sole stockholder of BDR, Consulting Inc., a company providing consulting services to emerging companies, including the Company. On behalf of BDR Consulting, Inc. Mr. Swink has negotiated agreements for the testing of the AuTolo-Cure System, consulting agreement with Bennett Medical, Inc. Sigma Health Care, recruited management for the Company, negotiated leasing arrangements for the equipment needs of the company a nd assisted in the raising of equity on behalf of Old AWT and in the negotiation of the merger of Old AWT and the Company. Mr. Swink intends to continue providing services to the Company under the terms of the Consulting Agreement in effect with BDR Consulting. BDR Consulting, Inc. owns a controlling interest in Quasar Investments, L.L.C., which owns 29% of the common stock of the Company. Mr. Swink serves as the manager of Quasar Investments, L.L.C. Since 1994, Mr. Swink has been engaged in consulting. Mr. Swink filed personal bankruptcy in 1996, which case has been settled and discharged.

     ITEM 6.   EXECUTIVE COMPENSATION.

     As a development stage company, the Company has   previously
     paid  any  of  its  management  reduced  salaries  based  on
     availability of  cash flow.    The following is a summary of
     salaries paid to the current executives:


                               SUMMARY COMPENSATION TABLE


               Year  Salary   Bonus    Other       Restricted    Securities   LTIP      All other
  Name and            $(1)      $      Annual        Stock       underlying   Payouts   compensation
  Position                           Compensation    Awards       stock
                                        $ (2)                     options
                                                                 /SARs (#)
-----------------------------------------------------------------------------------------------------

  Dennis G.   1999  $37,251     $0      $0          185,625       250,000       $0          $0
  Hendren     1998    $0        $0      $0            -0-           -0-         $0          $0
  President   1997    $0        $0      $0            -0-           -0-         $0          $0
  & CEO

  William L.  1999   $36,000    $0      $0          259,875       350,000        $0         $0
  Brown       1998    $0        $0      $0            -0-           -0-          $0         $0
  Vice        1997    $0        $0      $0            -0-           -0-          $0         $0
  President,
  COO &
  Secretary

  W. Michael  1999   $56,293    $0      $0          111,375       150,000        $0        $0
  Chunn       1998    $0        $0      $0            -0-           -0-          $0        $0
  Vice        1997    $0        $0      $0            -0-           -0-          $0        $0
  President

  Charles   1999     $31,251    $0      $0            -0-           -0-          $0        $0
  Worden    1998      $0        $0      $0            -0-           -0-          $0        $0
            1997      $0        $0      $0            -0-           -0-          $0        $0

  Darla     1999     $17,520    $0      $0            -0-           -0-          $0        $0
  Bradley   1998      $0        $0      $0            -0-           -0-          $0        $0
            1997      $0        $0      $0            -0-           -0-          $0        $0


     (1) All employees joined the Company in 1999 and salary reflects year to date compensation through October 31, 1999.

     (2)  Other  annual compensation  is  less than  ten  percent
     (10%) of base salary.

--------------------


     Stock Option Plan

     Effective June 7, 1999, Old AWT adopted a Nonqualified Stock Option Plan ( Stock Option Plan ), which was approved by the Old AWT shareholders on the same date. The Company assumed the Stock Option Plan in the Merger. Pursuant to the terms of the Stock Option Plan shares of the common stock of the Company have set aside for options which may be issued to management and others, as determined by the Board of Directors. The Company intends to grant stock options to some or all of the management of the Company pursuant to this Plan. The terms of options granted and the exercise price of such options is subject to the discretion of the Board of Directors. As of the date of this filing, the following options have been issued pursuant to the Stock Option Plan:


                 OPTION/SAR GRANTS IN LAST FISCAL YEAR


         Name      Number of  Percent of   Exercise    FMV at    Expiration
                  Securities     total      of base    Date of      Date
                  underlying   options /    price      Grant
                   options /     SARs
                     SARs     granted to  ($/sh) (1)   ($/sh)       (2)
                   granted     employees
                               in fiscal
                    (#)(1)       year
      --------------------------------------------------------------------
      Dennis G.     250,000     33.33%       $0.02      2.00     December
      Hendren                                                    31, 2008
      President
      & CEO

      William L.    350,000     46.67%       $0.02      2.00     December
      Brown                                                      31, 2008
      V. P., COO
      &
      Secretary

      W. Michael    150,000     33.33%       $0.02      2.00     December
      Chunn                                                      31, 2008
      Vice
      President

     (1) Options were granted under Old AWT's Stock Option Plan and the number of securities underlying options, exercise price per share and grant date market price have been adjusted to reflect the conversion ratio of the underlying Old AWT common stock into common stock of the Company as a result of the Merger.

     (2) The options granted above are fully vested on the first anniversary of the option holder's employment by the Company. In addition to the expiration date, unexercised options which have vested terminate immediately upon the termination of employment by reason other than death, disability or normal or early retirement. In the event of the death or disablilty of the holder, any options remaining unexercised 180 days following termination of employment by reason of death or disablity shall be terminated.


     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

          The Company is a party to a Royalty Agreement with Charles E. Worden, dated April 27, 1999, as amended October 29, 1999, pursuant to which the Company, in consideration for the assignment by Worden to the Company of certain Intellectual Property Rights, the Company has agreed to pay Worden a royalty equal to five percent (5%) of the gross profit derived by the Company from the sale or use of the Intellectual Property Rights, not to exceed $1,000,000 in any four consecutive quarters. The Company also has a consulting arrangement with Mr. Worden under the Royalty Agreement which would provide for a maximum payment $50,000 per year until such time as the royalties exceed $150,000 during any four consecutive calendar quarters. To date, no amounts have been paid to Worden under the agreement.

          BDR Consulting, Inc., which owns a controlling interest in Quasar Investments, L.L.C., the majority shareholder of the Company, has a consulting agreement with the Company dated October 29, 1999 ("Consulting Agreement") pursuant to which BDR Consulting, Inc. is to provide financing and business related consulting to the Company, for which BDR Consulting, Inc. is entitled to receive compensation based on the annualized gross revenues of the Company. The initial monthly fee is $6,000 per month on annual revenues of $0 to 7.5 Million; $10,000 per month if annualized revenues are over $7.5 Million to $14 Million; $15,000 per month if annualized revenues are over $14 Million to $25 Million; and $20,000 per month if annualized revenues are in excess of $25 Million. The consulting fees shall be based on the rolling twelve month aggregate gross revenues of the Company measured as of the close of the month immediately prior to the month for which the payment is due is being calculated. As of the date of this filing, BDR Consulting, Inc. has been paid approximately $25,000 for services by BDR Consulting, Inc. to the Company.

          Jim  D. Swink,  Jr.,   is   the  sole  shareholder  and
     controlling person of BDR Consulting, Inc.

          In 1999, we entered into an agreement with Keith Bennett, M.D. ("Bennett") and Bennett Medical, LLC ("BMI") whereby Bennett and BMI agreed to test the AuTolo-Cure TM system on 75 cases on behalf of the Company. The Company was obligated to provide operational and technical support in connection with the technology. As compensation for the trials, Bennett and BMI retained all professional fees associated with the trials and received a warrant to purchase up to 250,000 shares of the Company's common stock, upon completion of the trials. The warrant may be exercised at any time after January 1, 2000 and is exercisable through September 22, 2004. The exercise price of the warrant is $.0002 per share of underlying common stock. Upon exercise of the warrant, BMI will be entitled to participate in the Non-Qualified Stock Option Plan on a one-for-one basis with the number of shares exercised under the warrant up to 250,000 shares. The option has an exercise price of $.02 per share and a term of five years. BMI will also act as a sales agent for the lease of equipment, licensing fees, sale of disposable supplies and training services for the Company. The agreement calls for BMI to receive a commission of twenty five percent (25%) of the gross profit from these sales and licenses to customers designated in their sales territory and to receive a commission of five percent of the gross profit for sales and licenses to certain designated customers. On October 29, 1999, the Company and BMI amended the commission agreement whereby BMI waived the five percent commission on the gross profit of sales and licenses to certain designated customers in exchange for an option to purchase 135,000 shares of Informatix Holdings, Inc. at an exercise price of $1.00 per share. The options are fully vested and may be exercised at any time by BMI. As of September 30, 1999 BMI had completed the 75 trials under the agreement. We recorded compensation expense for the difference between the fair market value of the common stock and the exercise price which amounted to approximately $872,850 through September 30, 1999 based on the difference in value between the exercise price of the warrant and option versus the fair market value of the common stock as determined by an independent valuation company.

          In October, 1999, Dennis Hendren, an officer and director of the Company, forgave loans he made to the Company in May, 1999, totaling $25,000 in exchange for 3,000 shares of Old AWT common stock which was pledged as security for the repayment of the loan and transferred from Charles Worden, the founder of Old AWT.

     ITEM 8.   DESCRIPTION OF SECURITIES:

          This summary contains a description of all of the material terms of the Company's capital stock. However, it does not describe every term of the capital stock contained in the Company's amended and restated certificate of incorporation. The Company refers you to the provisions of Delaware corporate law and the Company's amended and restated certificate of incorporation and amended and restated bylaws, which are attached hereto as exhibits.

     AUTHORIZED AND OUTSTANDING CAPITAL STOCK

          The Company's amended and restated certificate of incorporation authorizes the Company to issue 50,000,000 shares of capital stock, of which 40,000,000 shares are common stock having a par value of $0.0001 per share and 10,000,000 shares are preferred stock having a par value of $0.0001 per share. The rights and preferences of the preferred stock are to be established by the Board of Directors in one or more certificate(s) of designation. As of November 10, 1999, after giving effect to a 1:2 reverse stock split with respect to the Company's common stock, there were 8,769,276 shares of common stock issued and outstanding held by approximately 260 shareholders. Additionally, on such date, there were
     1,625,000 shares of Series A 5% Cumulative Preferred Stock (the "Series A Preferred Stock") issued and outstanding held by approximately 18 shareholders and 6,000,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") issued and outstanding held by approximately 35 shareholders.

     Common Stock Voting Rights

     Holders of common stock are entitled to one (1) vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

     Dividend Rights

     Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board out of funds legally available.

     Liquidation Rights

     In the event of the Company's liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of the Company. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

     PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could decrease the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of the Company. Accordingly, the issuance of shares of preferred stock may discourage offers for the Company's common stock or may otherwise adversely affect the market price of the common stock. As of the date of this Registration Statement, there are two series of preferred stock outstanding with the following rights, preferences and privileges:

          Voting Rights

          Holders   of  the  Company's  Series  A  and  Series  B
          Preferred Stock are entitled to 1 vote per share on all matters to be voted upon by the stockholders.

          Dividend Rights

          Subject to preferences that may be applicable to any other outstanding shares of another series of preferred stock, holders of Series A Preferred Stock are entitled to a five percent (5%) dividend on its stated liquidation preference of $1.00 per share in preference to the holders of common stock and Series B Preferred Stock. Such dividends are paid as may be declared by the Board out of funds legally available therefor and are cumulative. The Series B Preferred Stock has no dividend preference.

          Liquidation Rights

          In the event of the Company's liquidation, dissolution or winding up, holders of Series A Preferred Stock are entitled to a liquidation preference of $1.00 per share in all assets remaining after payment of liabilities. Holders of the Series B Preferred Stock are entitled to a liquidation preference of $.0001 per share after the payment of liabilities and the liquidation preference of any other then outstanding Series A Preferred Stock.

          Mandatory Redemption

          The Company is required to redeem the Series A Preferred Stock and pay all accumulated but unpaid dividends on the earlier of the seventh anniversary of the date of issuance or forty-five days following the end of the fiscal quarter of the Company as of which the Company has had aggregate gross revenues for a four consecutive fiscal quarter period of not less than $50 million.

          Conversion Rights

          The Series A Preferred Stock has no conversion rights. The Series B Preferred Stock is subject to mandatory conversion into shares of common stock upon the Company's issuance of additional shares in exchange for cash with the aggregate proceeds to the Company of up to $1,200,000. For each share of stock issued in such financing, each share of Series B Preferred Stock shall automatically be converted into three shares of common stock. In the event the $1,200,000 has not been raised by December 31, 2000, then each remaining issued and outstanding share of Series B Preferred Stock shall be converted into common stock. The conversion ratio shall be determined based on the shortfall in raising the $1,200,000 and determined by converting 7.5 shares of Series B Preferred Stock into one share of common stock for each $1.00 of such shortfall.

     WARRANTS AND OPTIONS

          In October, 1999, Old AWT issued a warrant to purchase 5,000 shares of Old AWT common stock and an option to purchase up to 5,000 shares of Old AWT common stock, subject to anti-dilution provisions in connection with a services agreement between the Company and Dr. Keith Bennett and Bennett Medical, Inc. subject to anti- dilution provisions (the "Warrant"). The Warrant and option were issued as part of a services agreement and is exercisable for nominal consideration until October, 2004. The Company assumed the obligations of Old AWT under the Warrant and the Warrant and the option represent the right to acquire
     500,000 shares of common stock and 500,000 shares of Series B Preferred Stock in the Company. In October, 1999, the Company amended the services agreement and inconsideration of the other party's release of the right to a five percent commission on certain sales by the Company, the Company agreed to issue an option to acquire 135,000 shares of the Company's common stock.

          On January 12, 2000, we entered into a three year consulting agreement with The Kriegsman Group ("Kriegsman"). The agreement calls for Kriegsman to assist the Company in recruiting members for its Board of Directors, Advisory Board and senior executives to complete the management team and help the Company raise equity capital through private placements, to arrange and negotiate possible strategic alliances, license agreements with major companies and joint ventures, and to seek out and approach investment banks to help fund the development of the Company. In consideration for these services, Kriegsman will receive a one-time start-up fee of $25,000 and a consulting fee of $5,000 per month, over the life of the agreement, for every $3 million raised through equity placements, strategic alliances, joint ventures or license agreements up to a maximum of $25,000 per month. The monthly consulting fee will commence once Kriegsman has raised the first $3 million. The agreement also grants options to Kriegsman to purchase 150,000 shares of common stock of the Company. The options have a term of five years and an exercise price of $4.00 per share. The common stock underlying these options also has been granted registration rights in the Company's next registration statement filed after the exercise of the same. The Company also granted options to purchase up to a maximum of 450,000 shares of common stock with a term of five years and an exercise price of $4.00, based on Kriegsman meeting certain performance criteria. The agreement also calls for Kriegsman to receive a fee of 8%of the proceeds raised from any equity or debt placement initiated by Kriegsman. The Company has also agreed to issue Kriegsman warrants representing the right to purchase 10% of the number of shares issued in the equity placement (or shares in which the debt is convertible into). The warrants will have a term of five years and an exercise price equal to the per share price of any equity raise or the conversion price of common stock for any convertible debt offerings.

     REGISTRATION RIGHTS

          There are  no outstanding registration  rights covering
     the Company's capital stock other than the incidental registration rights granted to the former president and CEO of the Company in an agreement dated May 31, 1999 and Kriegsman under the Consulting Agreement dated January 12, 2000. Under the terms of the Registration Rights Agreement, the former CEO and Kriegsman are given the right to require inclusion of his shares in any registration statement prepared by the Company using Form S-1,S-2 or S-3. The Company is under no obligation to file any such registration statement and the rights of the former CEO and Kriegsman are further subject to restriction on the number of shares that may be registered based upon the opinion of the managing underwriter in such offering.

     ANTI-TAKEOVER PROVISIONS

          Although management is not presently aware of any takeover attempts, the Company's Certificate of Incorporation defers to provisions in the Delaware General Corporations Law (the "DGCL"), which may be deemed to be "anti-takeover"in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

          Delaware Anti-Takeover Law

          The Company is subject to Section 203 of the DGCL (Section 203) which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combinations to include: (i) any merger or consolidation involving the corporation and the interested stockholder,
     (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv)any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefits of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owned 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     TRANSFER AGENT AND REGISTRAR

          The  transfer agent and registrar for the common stock,
     the Series A Preferred Stock and Series B Preferred Stock is
     StockTrans,   Inc.,   whose  address  is   7 East  Lancaster
     Avenue, Ardmore, PA 19003.


     PART II.

     ITEM 1.   MARKET PRICE OF AND  DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

          The Company's common stock previously traded on the OTC Bulletin Board under the symbol "AWTX". Pursuant to NASD Rule 6530 (the "Eligibility Rule"), the Company's common stock was delisted from the OTC Bulletin Board on December 15, 1999. The Eligibility Rule requires companies listed on the OTC Bulletin Board to make current filings pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company is submitting this registration statement to the SEC in order to comply with the Eligibility Rule, among other reasons. The Company intends to apply for its common stock to be re-listed on the OTC Bulletin Board once this registration statement is declared effective and the Eligibility Rule has been satisfied. Prior to the Merger the common stock traded under the symbol "IFXH" and prior to July 1, 1998 under the symbol "MENW". The range of high and low bids for The Company's common stock for each full quarter since there has been a market for such stock is as follows:

               Quarter Ending       High                 Low
               ______________       ____                 ___
               03-31-97            0.3100              0.0300(1)
               06-30-97            0.2500              0.0900

               09-30-97            0.1600              0.0900
               12-31-97            0.0300              0.0010
               03-31-98            0.0170              0.0010
               06-30-98            0.0625              0.2500
               09-30-98            3.2500              3.2500 (2)
               12-31-98            3.7500              1.1250
               03-31-99            4.9688              1.1250
               06-30-99            6.0000              3.1250
               09-30-99            4.0000              1.5000
               12-31-99            8.3750              1.6250

     (1)  Quoted as MENW
     (2)  Quoted as IFXH

          On March 20, 2000, the last reported sales price for the Company's common stock was $20.75 per share. Based on the information available to the Company, the average daily volume of the Company's common stock has been approximately 103,868 shares since December 15, 1999.

     There were approximately 292 holders of the Company's common voting stock as of March 23, 2000.

    DIVIDENDS

     The Company has had no operating income to date and has never paid any cash dividends on its common stock. The Board presently intends to retain all earnings for use in the Company's business. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board.

     ITEM 2.   LEGAL PROCEEDINGS.

          There are, to the best knowledge of the Company, no legal proceedings pending against the Company or any of the Intellectual Property Rights in which it claims an interest, that will adversely affect the financial condition of the Company or the ability to carry on the business of the Company.

     ITEM 3.   CHANGES IN AND  DISAGREEMENTS WITH ACCOUNTANTS  ON
               ACCOUNTING AND FINANCIAL DISCLOSURE.

               None.

     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

               Through  a  Private  Placement  conducted  March 1
     through March 10, 2000, the Company sold 771,500 shares of common stock to thirty accredited investors at a purchase price of $10.00 per share for total gross proceeds of Seven Million Seven Hundred and Fifteen Thousand Dollars ($7,715,000.00) to provide working capital for the company and the remaining $450,000 balance of the $1,200,000 in equity described in "LIQUIDITY AND CAPITAL RESOURCES" discussion above. Sales were made in reliance on the exemption from registration as provided in Section 4(2) of the Securities Act of 1933, as amended. As a result of the issuance of the 45,000 shares of common stock to the new investors to raise the remaining $450,000 balance, pursuant to the conversion rights granted in favor of the Series B Preferred Stockholders described in "PREFERRED STOCK" discussion above, an additional 135,000 shares of common stock shall be automatically issued pro rata amoung the Series B Preferred stockholders in exchange for the surrender and cancellation of 45,000 shares of Series B Preferred Stock. In connection with the private placement, the Company paid investment advisory fees equal to eight percent (8%) of the proceeds, or $606,800. Additionally, warrants representing the right to purchase 26,500 shares at $10.00 per share are to be issued to the Kreigsman Group, the same representing ten percent (10%) of the shares sold in the private placement through the efforts of Kreigsman, under the terms of its agreement with the Company.

          On February 4, 2000, the Company sold 250,000 shares of common stock to one accredited investor for Seven Hundred Fifty Thousand Dollars ($750,000.00) to provided working capital for the Company and as part of the raising of the $1,200,000 in equity described in "LIQUIDITY AND CAPITAL RESOURCES" discussion above. Sales were made in reliance on the exemption from registration as provided in Section 4(2) of the 1933 Securities Act, as amended. As a result of the issuance of the 250,000 shares of common stock to the new investor, pursuant to the conversion rights granted in favor of the Series B Preferred Stockholders described in "PREFERRED STOCK" discussion above, and additonal 750,000 shares of common stock shall be automatically issued pro rata among the Series B Preferred stockholders in exchange for the surrender and cancellation of 250,000 shares of Series B Preferred Stock.

          In November, 1999, pursuant to the Merger, the Company issued 6,000,000 shares of common stock and 6,000,000 shares of Series B Convertible Preferred Stock to Old AWT's stockholders in exchange for the cancellation of the Old AWT common stock surrendered in the transaction. Additionally, the Company assumed certain obligations of Old AWT under the Stock Option Plan with respect to the issuance of 750,000 shares of common stock and 750,000 shares of Series B Convertible Preferred Stock and warrants representing an additional 250,000 shares of common stock and 250,000 shares of Series B Convertible Preferred Stock and an option to purchase 135,000 shares of common stock. The total number of shares of common stock and Series B Preferred Stock committed to be issued in connection with the Merger shall not exceed 7,500,000 shares of common stock and 7,500,000 shares of Series B Preferred Stock. The Company also issued 400,000 shares of common stock to SPH Equities, Inc. as payment of investment banking fees associated with the Merger. The investment banking shares were valued at $3.92 per share. The total value of $1,568,000 was expensed on completion of the Merger. An independent valuation company valued the investment banking shares at $3.92 per share. The total value of $1,568,000 was expensed on completion of the Merger.

          In November, 1999, the Company issued 1,625,000 shares of its Series A 5% Cumulative Preferred Stock to certain stockholders in consideration for the cancellation of shareholder loans, accrued interest and investment banking fees made to the Company in the aggregate amount of approximately One Million Six Hundred Twenty-Five

     Thousand    and    00/100    Dollars  ($1,625,000.00).   The
     shares were issued to the shareholders in reliance on the exemption from registration under the 1933 Securities Act provided by Section 4(2).

          In November, 1999, the Company sold 166,667 shares of common stock to four (4) shareholders for Five Hundred Thousand and 00/100 Dollars ($500,000.00) ($3.00) per share to provide working capital for The Company. Sales were made in reliance on the exemption from registration as provided in Section 4(2) of the 1933 Securities Act, as amended.

         In October, 1999, Dennis Hendren, an office and director of the Company, exchanged loans he made to the Company in May, 1999, totaling $25,000 with Charles Worden, the founder of Old AWT, in exchange for 3,000 shares of Old AWT common stock transferred from Charles Worden which was pledged as security for the repayment of the loan.

          In October, 1999, Old AWT issued 50,000 shares of Old AWT common stock valued at $5,000,000 ($100.00 per share) (now representing 2,500,000 shares of Company common stock and 2,500,000 shares of Series B Preferred Stock) to BDR Investment Partnership in exchange of its contribution of certain contractual rights to the Company. The contractual rights consisted of partnership's right to receive ten percent (10%) of the gross revenues of the Company and any other monies raised on behalf of the Company, regardless of whether in the form of equity or debt, through the efforts of BDR Consulting, Inc. By virtue of the exchange, the Company shall retain the ten percent otherwise payable under the canceled agreement. The shares were issued in reliance on the
     exemption   from    registration  as   provided  in  Section
     4(2)  of   the  1933   Securities  Act, as amended.

          In October, 1999, Old AWT completed a private placement of Old AWT common stock. In the offering 5,000 shares of Old AWT common stock at $100.00 per share (now representing 250,000 shares of Company common stock and 250,000 shares of Series B Preferred Stock after taking into account the recaptialization and subsequent reverse stock split) were sold to twelve accredited investors for Five Hundred Thousand Dollars ($500,000.00) to provide working capital for Old AWT. Sales were made in reliance on the exemption from registration as provided in Section 4 (2) of the 1933 Securities Act, as amended and Regulation D.

          On August 5, 1999, the Company issued 7,500 shares of its common stock valued at $49,875 ($6.65 per share) to Linzy Limited in payment for consulting services in reliance on the exemption from registration as provided in Section 4(2) of the Securities Act.

          On April 27, 1999, The Company issued 25,000 shares of its common stock valued at $236,013 ($9.44 per share) to Bel-Cal Holdings Ltd. in partial consideration for consulting services in reliance on the exemption from registration as provided in Section 4(2) of the Securities Act.

          On August 1, 1998, the Company issued 510,000 shares of common stock to the former President and CEO of the Company, Robert deRose, of which 10,000 shares were issued pursuant to his employment agreement at a value of $16,600 ($1.66 per share) and 500,000 were issued in consideration of a note payable to Informatix Holdings, Inc. On August 1, 1999, the terms of the note were restated to reduce by 450,000 to 50,000 the number of shares issuable to Mr. deRose. The three-year note has a principal amount of $83,000 at an annual interest rate of 5.48%. Under a pledge agreement, the 50,000 shares are being held by the Company until the note is satisfied in full. The 10,000 shares issued pursuant to the employment agreement are exempt from registration in reliance upon Rule 701 promulgated under the Securities Act. The shares in connection with the note are exempt from registration as provided in Section 4(2) of the Securities Act.

          In May, 1998, the Company issued 1,512,500 shares of common stock to former shareholders of Informatix, Inc. in connection with a share exchange transaction whereby the Company acquired 1,512,500 shares of the outstanding common stock of Informatix, Inc. A portion of the transaction was subsequently rescinded and 272,905 shares of the Company's common stock were returned to the Company. After the recission there were 1,239,595 shares still held by the former Informatix stockholders. The share exchange was exempt from registration in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933.

          On May 6, 1998, the Company authorized a reverse  stock
     split of one share  of  its  common  stock   for  each  five
     shares of outstanding common stock (1:5) which became effective in June, 1998.

          On April 20, 1998 the Company issued 100,000 shares of common stock two overseas investors for an aggregate purchase price of $700,000 in a private placement pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933. In connection with the offering, the Company was obligated to pay $100,000 in investment banking fees.

          In March and April, 1998, the Company issued 600,000 shares of common stock to eighteen shareholders pursuant to Rule 504 promulgated under the Securities Act for an aggregate of $150,000. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.


          On February 23, 1998, the Company issued 10,000 shares of common stock to Executive Business Service in exchange for a subscription note receivable in the principal amount of $15,000, payable on demand and bearing an interest rate of 12%, pursuant to Rule 504 promulgated under the Securities Act. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.

          On January 30, 1998, the Company authorized a reverse stock split of one share of its common stock for each two thousand share block of outstanding common stock (1:2,000). Any share certificate which was reduced below 200 shares as a result of the reverse stock split was adjusted to 200 share of post split common stock. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.

          On January 20, 1998, the Company issued 750 shares of common stock to Executive Business Services in exchange for a promissory note in the principal amount of $15,000 pursuant to Rule 504 promulgated under the Securities Act. The subscription note was satisfied by Executive Business Services providing consulting services on behalf of the Company.

          Unless otherwise noted, the share numbers above have been adjusted to reflect the reverse stock splits effective November 8, 1999, May, 1999 and January 30, 1998 respectively, for the Company and for June, 1999 for Old AWT.

     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Bylaws of the Company provide that any officer or director of the Company who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of service as an officer or director of The Company, shall be indemnified and held harmless to the full extent permissible under the

     Delaware General Corporation Law against all expenses, liability and loss (including attorneys fees, judgments, fines and amounts paid or to be paid in settlement)
     reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. The right of indemnification is a contract right enforceable by any means desired by the director or officer and is not exclusive of any other right such person may have or hereafter acquire.


     PART F/S.

     INDEX TO FINANCIAL STATEMENTS


     Cytomedix, Inc. (A Development Stage Entity)

     Independent Auditor's Report
     Balance Sheets as of December 31, 1998 (audited) and September 30, 1999
       (unaudited)
     Statement of Operations for the period December 11, 1998 (date of inception) through December 31, 1998 (audited), for the nine months ended September 30, 1999 (unaudited) and the period
       December 11, 1998 (date of inception) through September 30, 1999 (unaudited)
     Statements of Stockholders' Deficit for the period December 11,
       1998 (date of inception) through December 31, 1998 (audited), for the nine months ended September 30, 1999 (unaudited) and the period December 11, 1998 (date of inception) through September 30, 1999 (unaudited)
     Statements of Cash Flow for the period December 11, 1998 (date of inception) through December 31, 1998 (audited), for the nine months ended September 30, 1999 (unaudited) and the period
       December 11, 1998 (date of inception) through September 30, 1999 (unaudited)

     Notes to Financial Statements

     Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet as of
       November 4, 1999 (unaudited)
     Notes to Unaudited Pro Forma Condensed Consolidated Combined Balance
       Sheet (Unaudited)

     Informatix Holdings, Inc. (A Development Stage Entity)

     Independent Auditor's Report
     Balance Sheet as of December 31, 1998 (audited) and September 30,
      1999 (unaudited)
     Statement of  Operations for the  period year ended  December 31,
      1998 (audited) and September 30, 1999 (unaudited)
     Statement  of Stockholders  Deficit  for the year  ended December
      31, 1998 (audited) and September 30, 1999 (unaudited)
     Statement  of Cash  Flow for  the  year ended  December 31,  1998
      (audited) and September 30, 1999 (unaudited)
     Notes to Financial Statements

     PART III.

     ITEM 1.   Index to Exhibits

      2.   Charter and Bylaws
           2.1  Certificate of Incorporation                         *
           2.2  Certificate of Amendment to Certificate of
                Incorporation                                        *
           2.3  Bylaws                                               *
           2.4  Certificate of Amendment to Certificate of
                Incorporation                                       **

      3.   Instruments defining the rights of security holders       *
           3.1  Corrected Certificate of Designations of the
                Relative Rights and Preferences of the Series
                A 5% Cumulative Preferred Stock and the Series
                B Convertible Preferred Stock

      5.   Voting Agreement                                          *
           5.1  Voting Agreement

      6.   Material Contracts
           6.1  Royalty Agreement with Charles Worden                *
           6.2  First Amendment to Royalty Agreement with
                Charles Worden                                       *
           6.3   Consulting Agreement with BDR, Inc.                 *
           6.4  Plan and Agreement of Merger and Reorganization      *


*   Previously Submitted
** Incorportated by reference to the same numbered exhibit to the Form 8-K, dated April 4, 2000, file No. 028443

     PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES
     EXCHANGE  ACT  OF  1934,  THE  REGISTRANT  HAS  CAUSED  THIS
     AMENDED REGISTRATION  STATEMENT TO  BE SIGNED  ON ITS BEHALF
     BY THE  UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                  CYTOMEDIX, INC.


                                  By:  /s/   Dennis G. Hendren
                                       __________________________________
                                       Dennis G. Hendren, President & CEO

       DATE:     April 10, 2000

                            CYTOMEDIX, INC.
                      (A Development Stage Entity)

                        Financial Statements and
                     Independent Auditor's  Report


               For the Period December 11, 1998 (Date of
               Inception) through December 31, 1998
                    and for the Nine Months Ended
                    September 30, 1999 (Unaudited)

                              Cytomedix, Inc.
                        (A Development Stage Entity)





                        INDEX TO THE FINANCIAL STATEMENTS
                        _________________________________



                                                             Page
 Cytomedix, Inc.                                            ______


    Independent Auditors'  Report                             F2


    Balance Sheets as of December 31, 1998 (audited) and
      September 30, 1999 (unaudited)                          F3

    Statement of Operations for the period December 11,
      1998 (date of inception) through December 31, 1998
      (audited), for the nine months ended September 30,
      1999 (unaudited) and the period December 11, 1998
      (date of inception) through September 30, 1999
      (unaudited)                                            F4


    Statement of Changes in Stockholders' Deficit for the
      period December 11, 1998 (date of inception) through December 31, 1998 (audited), for the nine months ended September 30, 1999 (unaudited) and the period December 11, 1998 (date of inception) through
      September 30, 1999 (unaudited)                         F5

    Statements of Cash Flows for the period December
      11, 1998 (date of inception) through December 31,
      1998 (audited), for the nine months ended September
      30, 1999 (unaudited) and the period December 11,
      1998 (date of inception) through September 30, 1999
      (unaudited)                                             F6


    Notes to Financial Statements                             F7

    Unaudited Pro Forma Condensed Consolidated Combined
      Balance Sheet (unaudited)                               P2

    Notes to Unaudited Pro Forma Condensed Consolidated
      Combined Balance Sheet (unaudited)                      P3


 Informatix Holdings, Inc.

    Independent Auditor's Report                              F19

    Balance Sheets as of December 31, 1998 (audited)
     and September 30,1999 (unaudited)                        F20

    Statements of Operations for the year ended December
     31, 1998 (audited) and for the nine months ended
     September 30, 1999 (unaudited)                           F21

    Statements of Changes in Stockholder's Deficit for
     the year ended December 31, 1998 (audited) and
     for the nine months ended September 30, 1999
     (unaudited)                                              F22

    Statements of Cash Flows for the year ended December
     31, 1998 (audited) and for the nine months ended
     September 30, 1999 (unaudited)                           F23

    Notes to Financial Statements                             F24

                      INDEPENDENT AUDITORS  REPORT




     To the Stockholders and Board of Directors
     Cytomedix, Inc.
     Little Rock, Arkansas


     We have audited the accompanying balance sheet of Cytomedix, Inc. (formerly AuTologous Wound Therapy, Inc.) (a development stage entity) as of December 31, 1998, and the related statements of operations, changes in stockholders deficit and cash flows for the period December 11, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cytomedix, Inc. as of December 31, 1998, and the results of its operations, changes in stockholders deficit and cash flows for the period December 11, 1998 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

     L J SOLDINGER ASSOCIATES



     Arlington Heights, Illinois
     December 6, 1999

                                  Cytomedix, Inc.
                             (A Development Stage Entity)
                                    Balance Sheets


                                ASSETS
                                ______
                                              December 31,  September 30
                                                  1998          1999
                                               ---------     -----------
                                                             (Unaudited)
    Current Assets
     Cash                                       $     92    $  128,063
     Employee receivable                               -           970
     Note receivable - stockholder and related
      party                                            -         5,500
     Prepaid expenses                              4,448             -
                                                  -------      -------
        Total Current Assets                       4,540       134,533
                                                  -------      -------

    Property and Equipment, Net                        -        57,677
                                                  -------      -------
                                                $  4,540    $  192,210
                                                =========   ==========

                LIABILITIES AND STOCKHOLDERS' DEFICIT
                _____________________________________

    Current Liabilities
     Notes payable - stockholders and related
      parties                                   $      -    $  190,375
     Advances - stockholder and related party     20,728             -
     Current portion of long-term debt                 -        15,558
     Accounts payable                              3,074        68,798
                                                  -------    ---------
         Total Current Liabilities                23,802       274,731
                                                  -------    ---------

    Long-Term Liabilities
     Long-term debt, net of current portion            -        28,945
                                                 --------     --------
         Total Liabilities                        23,802       303,676
                                                 --------     --------

    Stockholders' Deficit
     Common stock; $.10 par value; at December
        31, 1998, authorized - 1,000,000 shares;
        issued and outstanding - 100,000
        shares; at September 30, 1999,
        authorized 1,000,000 shares;
        issued, issuable and outstanding
        - 68,875 shares                           10,000         6,887
     Additional paid-in capital                   (9,900)    2,683,675
     Stock subscription note receivable                -        (5,000)
     Deferred compensation                             -      (928,125)
     Deficit accumulated in the development
      stage                                      (19,362)   (1,868,903)
                                                ---------   -----------

         Total Stockholders' Deficit             (19,262)     (111,466)
                                                 ---------   ----------
                                                  $4,540       $192,210
                                                 =========   ==========

          The accompanying notes are an integral part
                     of the financial statements.

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                               Statements of Operations







                                   December 11,                  December 11,
                                       1998                         1998
                                     (Date of                    (Date of
                                    Inception)    Nine Months    Inception)
                                     through         Ended        through
                                   December 31,   September 30,  September 30,
                                       1998            1999          1999
                                   ------------   ------------   -----------
                                                   (Unaudited)   (Unaudited)

     Revenues                      $         -    $    1,100   $    1,100
                                   ------------   ----------   ----------

     Operating Expenses
      Salaries and wages                     -       746,952      746,952
      Consulting expense                 3,000       928,581      931,581
      Legal                             14,180        54,882       69,062
      General and administrative         2,182       118,387      120,569
        expenses                   ------------   -----------   ----------

     Total Operating Expenses           19,362      1,848,802    1,868,164
                                   ------------   -----------   ----------

     Loss from Operations              (19,362)    (1,847,702)  (1,867,064)
                                  -------------   -----------  -----------

     Other (Income) Expense
      Interest expense                       -         2,641        2,641
      Interest income                        -          (802)        (802)
                                  -------------   ------------  ----------
     Total Other Expense, Net                -         1,839        1,839
                                  -------------   ------------  ----------


     Net Loss                     $    (19,362)  $(1,849,541) $(1,868,903)
                                  =============  ============ ============

     Basic and Diluted Loss
      Per Common Share            $       (.19)  $    (22.25)
                                  =============  ============

     Weighted Average Shares
      Outstanding                      100,000        83,125
                                  =============  ============


              The accompanying notes are an integral part
                   of the financial statements.

                                 Cytomedix Inc
                           (A Development Stage Entity)
                   Statement of Changes in Stockholders' Deficit








                                                                     Deficit
                                                                   Accumulated
                              Additional                            During the
              Common   Stock   Paid-In   Subscription   Deferred   Development
              Shares   Amount  Capital    Receivable   Compensation   Stage
              ------   -----   -------    -----------   ----------  ---------

Balances,
 December 11,
 1998 (Date
 of Inception)     -   $    -   $    -     $       -    $     -      $    -
Common stock
 issued for
 Cash,
 12/11/98;
 $.001 per
 share *       100,000   10,000   (9,900)           -          -           -

Net loss           -        -        -             -          -      (19,362)
              -------   -------  --------    ---------    --------   --------

Balances,
 December 31,
 1998         100,000  10,000    (9,900)          -             -    (19,362)

Share
 retirement
 for employee
 stock option
 plan         (20,000) (2,000)    2,000            -           -           -

Share
 retirement
 for marketing
 option        (5,000)   (500)      500            -           -           -

Share
 retirement
 for private
 placement
 raise        (10,000) (1,000)    1,000            -            -          -

Common stock
 issued in
 connection
 with
 private
 placement
 offering, net
 of offering
 costs, 3rd
 quarter,
 1999, $100
 per share      3,875     387   332,225         (5,000)          -          -

Warrant issued
 under consulting
 agreement
 9/22/99; 5,000
 shares; $84.21
 per share         -     -     421,050              -           -          -

Options issued
 under consulting
 agreement
 9/22/99; 5,000
 shares; $90.36
 per share         -      -     451,800             -            -          -


Options issued
 under the Stock
 Option Plan
 9/1/99; 15,000
 shares; $99.00
 per share based
 on the difference
 between FMV of
 common stock less
 exercise price at
 option           -      -    1,485,000            -     (928,125)          -

Net loss           -     -          -              -           -   (1,849,541)
                ------ ----- ----------    ------------ -----------  ----------

Balances,
 September 30,
 1999
 (Unaudited)   68,875 $6,887 $2,683,675    $  (5,000)   $(928,125) $(1,868,903)
              ======= ====== ==========    ==========   ==========  ==========

* Per share amount reflects the 1,000:1 common stock split on June 8, 1999. The original capitalization of the Company was 100 shares, $1.00 par value stock for $100.00


                  The accompanying notes are an integral part
                           of the financial statements.

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                               Statements of Cash Flows

                                            Nine Months
                       December 11, 1998       Ended       December 11, 1998
                      (Inception) through   September 30, (Inception) through
                       December 31, 1998       1999        September 30, 1999
                       -----------------   -------------    ----------------
                                            (Unaudited)       (Unaudited)
Cash Flows from
 Operating Activities

   Net loss                 $(19,362)       $(1,849,541)      $(1,868,903)
   Adjustments to
    reconcile net loss
    to net cash
    provided by (used in)
    operating activities
      Depreciation and
       amortization                -              3,978             3,978
      Consulting expense
       recorded for
       issuance of warrants
       and options under
       service agreement           -            872,850           872,850
      Compensation expense
       recorded for issuance
       of stock options under
       stock option plan -
       employees and officer       -            556,875           556,875
      Compensation expense
       recorded for the
       assumption of debt of
       of an officer - related
       party                       -             67,000            67,000
      Changes in assets and
       liabilites
         Prepaid expenses      (4,448)            4,448                 -
         Accounts payable      23,802             7,861            31,663
                              -------          --------          ---------

         Total Adjustments     19,354         1,513,012         1,532,366
                              -------         ---------         ---------

         Net Cash Used in
          Operating Activites      (8)          (336,529)         (336,537)
                               -------         ----------        ----------
Cash Flows from Investing
 Activities
  Advances to stockholders -
   related parties                  -             (5,500)           (5,500)
  Advances to employees             -               (970)             (970)
                               -------         ----------        ----------

         Net Cash Used in
          Investing
          Activities                -             (6,470)           (6,470)
                               --------        ----------        ----------

Cash Flows from Financing
 Activities
  Repayments on long-term
   debt                             -             (7,092)           (7,092)
 Proceeds from notes payable -
  stockholders, net of
  repayments                        -             123,375           123,375
 Proceeds from sale of common
  stock, net of offering costs
  paid                             100            354,687           354,787
                               -------          ---------         ---------

         Net Cash Provided
          by Financing
          Activities               100            470,970           471,070
                               -------          ---------         ---------


Net Increase in Cash                92            127,971           128,063

Cash, Beginning of Period           -                  92                -
                              --------           --------          --------
Cash, End of Period          $      92           $128,063          $128,063
                              ========           ========          ========

Cash Paid for Interest       $      -            $  2,641          $  2,641
                              ========           ========          ========

Cash Paid for Income
 Taxes                       $      -            $      -          $      -
                              ========           ========          ========

                 The accompanying notes are an integral part
                         of the financial statements.

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


        NOTE 1 - DESCRIPTION OF THE BUSINESS

        Cytomedix, Inc. (formerly AuTologous Wound Therapy, Inc.) (the Company) was incorporated under the laws of the state of Arkansas on December 11, 1998. The Company, a development stage entity, is in the business of providing proprietary, turnkey solutions to the chronic wound care field through its AuTolo-CureTM System developed by the founder of the Company.

        In November 1999, the Company merged with and into Informatix Holdings, Inc. ("Informatix"), a company incorporated under the laws of the state of Delaware, with Informatix as the surviving legal entity. Informatix was a public shell company, defined as an inactive, publicly-quoted company with nominal assets and liabilities. In connection with the merger, Informatix exchanged 50 shares of Informatix common stock and 50 shares of Informatix series B convertible preferred stock in exchange for each issued and outstanding share of common stock of the Company after adjusting for a one-for-two reverse common stock split on November 8, 1999. The merger resulted in Cytomedix, Inc. being the acquirer for accounting purposes since the former shareholders of the Company acquired a majority interest in Informatix (see Note 13).

        The financial statements of Informatix Holdings, Inc. are not included in this presentation because the financial statements of the accounting acquirer became those of the surviving entitiy.


        NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of  Presentation
        _______________________

    The Company's financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles, and have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

    Interim Information
    ___________________

    The interim financial data as of September 30, 1999 and for the nine months then ended is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to fairly present the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for a full fiscal year.

    Development Stage Enterprise
    ____________________________

    The Company is a Development Stage Enterprise, as defined in Statement of Financial Accounting Standards No. 7 ("SFAS No. 7") Accounting and Reporting for Development Stage Enterprises. Under SFAS No. 7, certain additional financial information is required to be included in the financial statements for the period from inception of the Company to the current balance sheet date. Since the inception of the Company, management has been in the process of raising capital through stock offerings and its merger with Informatix Holdings, Inc., hiring personnel, obtaining customers and developing and marketing the Company's product line.

    Use of Estimates
    ________________

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

                                  Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


    Loss Per Share
    ______________

    Loss per share is calculated in accordance with Statement of Financial Accounting Standard No. 128 "Earnings Per Share". Basic loss per share is computed based upon the weighted average number of shares of common stock outstanding for the period and excludes any potential dilution. Diluted earnings per  share  reflect  potential dilution  from  the  exercise of conversion of securities into common stock. Options and warrants to purchase common stock are not included in the computation of diluted loss per share because the effect of these instruments would be anti-dilutive for the loss periods presented.

    Segment Information
    ___________________

    The Company operates as a provider of health delivery systems in the chronic wound field.

    Fair Value of Financial Instruments
    ___________________________________

    The carrying value of accounts receivable, accounts payable and accrued expenses approximates the fair market value due to the relatively short maturity of these instruments.

    Cash Equivalents
    ________________

    For purposes of the statements of cash flows, the Company considers all highly-liquid instruments purchased with a maturity of three months or less to be cash equivalents.

    Concentration of Credit Risk
    ____________________________

    The Company provides credit in the normal course of business and performs ongoing credit evaluations of its customers.

    During the periods presented in these financial statements, the Company maintained cash balances in a money market fund at a financial brokerage firm. These funds are not covered under the Federal Deposit Insurance Corporation ( FDIC ). At September 30, 1999, the amount of funds in accounts not covered under FDIC insurance was $116,650. Management does not believe that a significant risk existed by maintaining balances in the money market account.

    Revenue and Expense Recognition
    _______________________________

    Revenue from the sale of disposable supplies are recognized when these supplies are shipped to the customer. The Company also recognizes revenue for certification and for billing
    services  at  the  time  such   services are  performed.  Revenue
    from licensing agreements entered into with hospitals, clinics and wound care facilities for the licensing of technology is deferred upon receipt and amortized on a straight line basis over the life of the license agreement.

    The Company will use sales and marketing agents on its behalf to place licenses with doctors, hospitals and clinics and expects to pay commissions on the sale of each license and for the sale of the disposable supplies. The commission agreements call for the commissions to be payable when the Company receives payment from the licensee. The Company will defer all direct incremental costs of each license and will amortize these costs on a straight line basis over the life of the license agreement. Direct incremental costs will include the the commission paid to sales agents, consultants hired to perform the on-site training and travel costs and disposable supplies expense incurred in connection with the training. All other
    costs  associated  with  the  licenses   will   be  expensed when
    incurred.

                                  Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


    In the fourth quarter of 1999, the Company entered into its first licensing agreement and agreed to sell two pieces of equipment under the agreement to the licensee. The Company recorded deferred revenue upon receipt and is amortizing it over the three year term of the agreement. The Company also deferred the related sales commission incurred and is recognizing it over the three year life of the agreement. The cost of the equipment was charged to cost of goods sold when it was sold to the licensee.


    Property and Equipment
    ______________________

    Property and  equipment  are  recorded  at cost.    Property  and
    equipment are depreciated using the straight-line method over their estimated useful lives of five years.

    Income Taxes
    ____________

    The Company accounts for its income taxes under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. Income taxes are recorded in the period in which the related transactions have been recognized in the financial statements, net of the valuation allowances which have been recorded against deferred tax assets. Deferred tax assets and/or liabilities are recorded for the expected future tax consequences of temporary differences between the tax basis and financial reporting basis of assets and liabilities.

    Compensatory Stock-Based Arrangements
    _____________________________________

    The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation ("SFAS 123".) As permitted under SFAS 123, the Company has continued to following Accounting Principles Board No. 25 Accounting for Stock-Based Compensation ( APB 25") in accounting for its stock-based compensation. SFAS 123 recognizes compensation expense using the fair market value of stock options, warrants and common stock issuances as of the grant date. APB 25 recognizes the intrinsic value of the instruments issued by the Company as of the measurement date, which is generally the date at which both the number of shares that an individual is entitled to receive and the purchase price are know.

    Stock Splits
    ____________

    On June 8, 1999, the Company's Board of Directors approved a one thousand-for-one common stock split. Stockholders of record on June 8, 1999 received one thousand shares of common stock for each share held on that date. All share numbers in these financial statements and notes presented herein have been adjusted to reflect the one thousand-for-one common stock split. While not changing stockholders' deficit in the aggregate, the common stock split did change the allocation of capital between par value and additional paid-in capital.

    NOTE 3 - NOTE RECEIVABLE - STOCKHOLDER AND RELATED PARTY

    In July 1999, the Company loaned $5,500 to BDR Consulting, Inc. The loan is due and payable on July 1, 2000 and bears interest at the rate of 7.5 percent per annum.

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 4 - PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                December 31,     September 30,
                                                   1998              1999
                                                                  (Unaudited)
                                                -----------       -----------

          Medical equipment                      $     -            $10,060
          Medical equipment under capital lease        -             51,595
                                                  -------          --------

          Subtotal                                     -             61,655
          Accumulated depreciation                     -             (3,978)
                                                  -------           --------

          Total                                  $     -             $57,677
                                                 ========            =======


    NOTE 5 - NOTES PAYABLE - STOCKHOLDERS AND RELATED PARTIES

    During 1999, the Company was advanced funds by stockholders of the Company to meet working capital requirements. The advances are payable on demand with interest at rates, originally, ranging from .05% to 1% per annum. Certain of the advances were guaranteed by the founder of the Company pledging his stock in the Company to secure repayment (see Note 13). In July 1999, the Company and stockholders agreed to waive the interest payable. Management has not discounted the below market rate loans due to their immateriality.

    NOTE 6 - LONG-TERM DEBT

    During 1999, the Company entered into agreements to lease medical equipment in the amount of $51,595. As of September 30, 1999 the Company was obligated on these leases in the amount of $44,503. These borrowings bear interest at rates ranging from approximately 14% to 16% per annum and are payable in equal monthly installments of $1,765, consisting of principal and interest payments, and mature between February and May 2002. The equipment has been pledged as collateral for the lease.

    The following is a schedule by year of future minimum lease payments required under the capital leases together with the present value of the net minimum lease payments as of September 30, 1999:
                                                    (Unaudited)
                                                   ------------

                   2000                             $ 21,176
                   2001                               21,176
                   2002                               11,443
                                                   ------------


                   Total minimum lease payments       53,795
                   Less amount representing
                    interest                          (9,292)
                                                   ------------

                   Present value of net
                    minimum lease payments            44,503
                   Less amount due within one
                    year                             (15,558)
                                                   ------------

                   Noncurrent portion               $ 28,945
                                                   ============

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited




    NOTE 7 - INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts used for income tax purposes. The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of the deferred tax assets recognized at December 31, 1998 are presented below:

               Deferred tax assets :
                    Federal and state deferred tax
                     benefit arising from net
                     operating loss carryforwards     $ 3,600
                                                      -------

                                                        3,600
               Less valuation allowance                (3,600)
                                                       -------

               Total deferred tax assets              $     -

                                                       =======

    Income tax benefit consists of the following at December 31, 1998:

               Current
                    Federal                          $     -

                    State                                  -
               Deferred
                    Federal                                -
                    State                                  -
                    Tax benefit of net operating
                    loss carryforward                  3,600
                                                     -------

                                                       3,600
               Less valuation allowance               (3,600)
                                                     -------

                           Total                     $    -
                                                     -------

    The Company has a loss carryforward of approximately $19,362 as of December 31, 1998 that may be offset against future taxable income. The carryforward will expire in 2018.

    The following table presents the principal reasons for the difference between the Company's effective tax rates and the United States federal statutory income tax rate of 15% at December 31, 1998:

               U.S. federal statutory income tax rate      15%

               Federal income tax benefit at
                statutory rate                         $ 2,904
               State and local income tax benefits,
                net of effect of federal benefit           696

               Valuation allowance for deferred
                income tax benefit                      (3,600)
                                                       --------

                    Income Tax Expense                 $     0
                                                       ========

                    Effective Income Tax Rate                0%
                                                       ========

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited



    NOTE 8 - CAPITAL STOCK ACTIVITY

    On December 11, 1998, the Company issued 100,000 shares of common stock, with a par value $1.00, for a purchase price of $100.

    On March 8, 1999, the sole shareholder of the Company returned 5,000 shares of common stock to the Company to be reserved for issuance under a consulting and marketing agreement with Sigma Health Care Consulting (see Note 12).

    On April 29, 1999, the Company and its sole shareholder entered into an agreement with Quasar Investments, LLC where the sole shareholder returned 10,000 shares of common stock to the Company to be held for a private placement offering through the efforts of Quasar Investments, LLC.

    On June 8, 1999, the Company amended its Articles of Incorporation changing the par value of its common stock to $.01 per share and authorizing the issuance of up to 1,000,000 shares of common stock.

    On June 8 , 1999, a shareholder of the Company returned 20,000 shares of common stock to the Company to be reserved for issuance under the Non-Qualified Stock Option Plan.

    In September 1999, the Company was in the process of completing a private placement offering of 5,000 shares of common stock for an aggregate purchase price of $500,000, under exemptions of the Securities and Exchange Act of 1933. At September 30, 1999, the Company had issued 3,875 shares, raised $382,500 and had a subscription receivable in the amount of $5,000. Costs related to offering amounted to $54,887.

    During 1998, the Company adopted the provisions of Statement Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation ("SFAS 123"). As permitted under SFAS 123, the Company has continued to follow Accounting Principles Board No. 25 Accounting for Stock-Based Compensation ("APB 25") in accounting for its stock-based compensation. SFAS 123 recognizes compensation expense using the fair market value of stock options, warrants and common stock issuances as of the grant date. APB 25 recognizes the intrinsic value of the instruments issued by the Company as of the measurement date, which is generally the date at which both the number of shares that an individual is entitled to receive and the purchase price are known. Had compensation expense for the period ended December 31, 1998 and the nine months ended September 30, 1999 been determined under the fair value provisions of SFAS 123, the Company's net loss and net loss per share would have differed as follows:

                             December 11, 1998           Nine Months Ended
                        (Date of Inception) through     September 30, 1999
                             December 31, 1998              (unaudited)
                            ---------------------        ----------------

                             Net Loss    Per Share      Net Loss    Per Share
                             --------    ---------      --------    ---------
      As Reported Under
       APB 25                $(19,362)    $(0.19)     $(1,849,541)   $(22.25)
                             =========    =======     ============   ========
      Pro Forma Under
       SFAS 123              $(19,362)    $(0.19)     $(1,674,791)   $(20.15)
                             =========    =======     ============   ========

    These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be issued in future years. The weighted average fair values of options at their grant date during 1999, where exercise price equals the market price on the grant date, was $0. The weighted average fair value of options at their grant date during 1999, where the exercise price exceeds the market price on the grant date, was $0. The estimated fair value of each option granted is calculated using the Black-Scholes option pricing model. The following summarizes the weighted average of the assumptions used in the model.

                                  Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited



    NOTE 8 - CAPITAL STOCK ACTIVITY (Continued)


                                              1998       1999
                                              ----       ----

                  Risk free rate (3 month
                   treasury bill)               -        4.72%
                  Expected years until
                   exercise                     -        9.33
                  Expected stock volatility     -      200.00%

                  Dividend yield                -           0%

    Loss Per Share
    ______________

    The Company  adopted SFAS 128 in  1998, and  has  followed  the guidance of SFAS 128 in the presentation of earnings per share for all periods presented in the financial statements. Options and warrants to purchase common stock are not included in the computation of diluted loss per share because the effect of these instruments would be anti-dilutive for the loss periods presented.

    The  common shares  potentially issuable  arising  from   these
    instruments,   which  were  outstanding  during  the    periods
    presented in the financial statements, are as follows:

                                   Exercise   December 31,   September 30,
                                     Price       1998            1999
                                    -------    ----------     ----------

                 Options        $0.01 to $1.00      -          20,000
                 Warrants           $0.01           -           5,000
                                                ---------     --------

                                                    -          25,000
                                                ==========    ========


    NOTE 9 - NON-QUALIFIED STOCK OPTION PLAN

    On June 8, 1999, the Company adopted a Non-Qualified Stock Option Plan (the "NSO Plan") which provides for the granting of options to employees, officers, directors and consultants of the Company. The number of shares which can be purchased under this plan is limited to 20,000 shares, adjustable for changes in the capital structure of the Company. The exercise prices of the options granted under the NSO Plan are to be determined by the Board of Directors or other NSO Plan administrators on the date the option is granted. The expiration date for an option granted shall be determined at the discretion of the board of directors and shall not expire later than ten years after date of grant. Any options which have not been exercised prior to termination of services will be deemed canceled immediately as a result of resignation or dismissal and after 180 days subsequent to death or disability. The Company will incur compensation expense to the extent that the market value of the stock at the date of grant to employees exceeds the amount the grantee is required to pay for the options (see Notes 10 and 11). As of September 30, 1999, the Company had issued 15,000 options under the plan.


    NOTE  10  -  SUPPLEMENTAL  CASH  FLOW  DISCLOSURES -  NON  CASH
    TRANSACTIONS

    Accounts payable at September 30, 1999 included $10,060 related to the purchase of property and equipment.

    In 1999 the Company entered into capital leases to acquire property and equipment in the amount of $51,595.

    At September 30, 1999, offering costs of $27,074 were unpaid and included in accounts payable.

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 10 - SUPPLEMENTAL CASH FLOW DISCLOSURES - NON CASH
    TRANSACTIONS (Continued)


    Proceeds from stock sales are reflected net of a stock subscription receivable amounting to $5,000.

    The Company incurred $1,485,000 of compensation expense in connection with the issuance of options to employees under the Company's stock option plan. The exercise prices were 1% of the fair market value of the underlying common stock and therefore the Company has recorded the issuances of these options in the same manner as if common stock had been granted. As of September 30, 1999, $556,875 of the $1,485,000 had been expensed as compensation for services rendered, and the remaining $928,125 had been recorded as deferred compensation and will be ratably expensed over the period ending December 31, 2000 as services are rendered by the employees (see Note
    12).


    NOTE 11 - RELATED PARTY TRANSACTIONS - NOT DESCRIBED ELSEWHERE

    BDR Consulting, Inc. is the managing member of, and significant investor in, Quasar Investments, LLC which owns a controlling interest in the Company. BDR Consulting, Inc., through a voting trust agreement, is entitled to vote on matters relating to election of Directors, merger, sale and liquidation of the Company on behalf of Quasar Investments, LLC. As of September 30, 1999, Quasar Investments, LLC owned 74% of the outstanding stock of the Company.

    BDR Consulting, Inc. is also affiliated with BDR Investment Partnership through common ownership. The principal in both entities provided consulting services to the Company amounting to $25,000 for the period ending September 30, 1999.

    On February 23, 1999, the Company and BDR Consulting, Inc. ("BDR") entered into a consulting agreement. The agreement called for BDR to provide contacts, potential investors, expertise in marketing, general business and certain legal services required by the Company. Initially, the Company was to pay a consulting fee of ten percent of the gross value of any contracts entered into with a party introduced by BDR. On October 28, 1999, BDR assigned its rights to the consulting fees to BDR Investment Partnership (see Note 13).

    On October 29, 1999, the Company and BDR entered into a subsequent consulting agreement, providing that BDR would receive compensation based on the annualized gross revenue of the Company. The amended agreement specified a graduated monthly fee as follows: $6,000 per month on annual revenues of $0 to $7.5 million; $10,000 per month if annualized revenues are $7.5 million to $14 million; $15,000 per month if annualized revenues are $14 million to $25 million; and $20,000 per month if annualized gross revenues are in excess of $25 million. The consulting fees are to be based on the rolling twelve month aggregate gross revenues of the Company measured as of the close of the month immediately prior to the month for which payment due is being calculated. The amended agreement has a term of five years from the date of amendment.

    The founder and sole stockholder of the Company, the Company and Quasar Investments, LLC entered into an agreement, on April 27, 1999, which was subsequently amended October 21, 1999, which amended an earlier option agreement between the founder
    and Quasar  Investments,  LLC.   Under  the  amended  agreement,
    the  Company is  to pay the founder a  royalty  of five percent
    of  the gross profit   derived  from  the   sale,  license   or
    other   exploitation  of   the  intellectual  property  of  the
    Company, payable thirty days after the end of each quarter, in exchange for the founder delivering fifty-one percent of the issued and outstanding common stock of the Company, held by the founder to Quasar Investments, LLC. and the assignment of certain intellectual property rights to the Company. The
    royalty would be  limited  to   $1,000,000  in  the   aggregate
    during   any   four   consecutive   quarters.    The  agreement
    also  calls  for   the  stockholder  to  be  paid a  consulting
    fee  of  $50,000 per  year until  royalty fees exceed  $150,000 per year.

    On June 8, 1999, the principal stockholders and the Company entered into an agreement whereby those stockholders would be required to give the Company the right of first refusal to purchase the stock if any of those stockholders desired to sell their stock to anyone but the stockholders involved (see Note
    13).

                                    Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 11 - RELATED PARTY TRANSACTIONS - NOT DESCRIBED ELSEWHERE
    (Continued)

    On September 1, 1999 the Company granted options to purchase 5,000 shares of the Company's common stock to the President and Director of the Company, 7,000 shares of the Company's common stock to the Chief Operating Officer and Director of the Company and 3,000 shares to the VP of Marketing and a Director of the Company. The exercise price for each issuance was $1.00 per share which represented 1% of the fair market value of the stock at that date (see Note 9).


    NOTE 12 - COMMITMENTS AND CONTINGENCIES

    On February 13, 1999, the Company filed a patent application with the United States Patent and Trademark Office for an Improved Enriched Platelet Wound Healant, which encompasses the AuTolo-Cure system.

    On March 8, 1999, and subsequently amended on January 13, 2000, the Company and Sigma Health Care Consulting, Inc. ("Sigma") entered into a consulting agreement whereby Sigma would use its contacts to sell licenses of the AuTolo-CureTM System. The amended agreement calls for Sigma to receive a one-time payment of $3,000 for its efforts to place systems, a commmission of approximately 22% of the license fee received by the Company for every license Sigma is able to sell in the future and an option to purchase 50,000 shares of the Company's common stock for an exercise price of $4 per share with a term of five years (the number of shares and the per share amount reflect the recapitalization and subsequent reverse stock split affected by the Company in connection with its merger with Informtix) (see Note 13).

    On September 22, 1999 the Company, Keith Bennett, M.D. ("Bennett") and Bennett Medical, LLC ("BMI") entered into a service agreement whereby Bennett and BMI agreed to test the AuTolo-CureTM system on 75 cases on behalf of the Company. The Company is obligated to provide operational and technical support in connection with the technology. As compensation for the trials, Bennett and BMI are to retain all professional fees associated with the trials and to receive a warrant to purchase up to 5,000 shares of the Company's common stock, upon completion of the trials. The warrant may be exercised at any time after January 1, 2000 and is exercisable through September 22, 2004. The exercise price of the warrant is $.01 per share of underlying common stock. Upon exercise of the warrant, BMI will be entitled to participate in the Non-Qualified Stock Option Plan (see Note 9) on a one-for-one basis with the number of shares exercised under the warrant (up to 5,000 shares). The options have a term of five years and an exercise price of $1 per share. BMI will also act as a sales agent for the lease of equipment, licensing fees, sale of disposable supplies and training services for the Company. The agreement calls for BMI to receive a commission of twenty five percent of the gross profit from these sales and licenses to customers designated in their sales territory and to receive a commission of five percent of the gross profit for sales and licenses to certain designated customers. On October 29, 1999, the Company and BMI amended the commission agreement whereby BMI waived the five percent commission on the gross profit of sales and licenses to certain designated customers in exchange for an option to purchase 135,000 shares of Informatix Holdings, Inc. (see Note 13) at an exercise price of $1.00 per share. The number of shares and the per share amount for the option to purchase 135,000 shares of Informatix Holdings, Inc. reflect the recapitalization and subsequent reverse stock split affected by the Company in connection with its merger with Informatix (see note 13). As of September 30, 1999 BMI had completed the 75 trials under the agreement. The Company recorded consulting expense in the amount of $872,850 for the difference in price between the exercise price of the warrant and option versus the fair market value of the common stock of $84.21 and $90.36 for the warrants and options, respectively, as determined by using the Black-Scholes valuation model.

    On September 23, 1999, the Company and Little Rock Foot Clinic ("LRFC") entered into an agreement whereby the Company would pay a commission equal to five percent of the gross profit earned on any sales, licenses or training that LRFC is directly responsible for providing to the Company. The Company licensed one machine to LRFC for an unlimited period, at no charge, in return for being the first commercial operation to utilize the process. The Company intends on rescinding the commission agreement in return for providing stock options to LRFC.

                                   Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited



    NOTE 13 - SUBSEQUENT EVENTS

    On October 29, 1999, the Company and BDR Investment Partnership amended the February 23, 1999 consulting agreement whereby the Company issued 50,000 shares of common stock to BDR Investment Partnership in exchange for cancellation of the agreement. This resulted in the Company recording deferred consulting fees of $5,000,000, which will be amortized over the five year term of the agreement. The deferred fees are not recorded in these financial statements.

    On November 4, 1999, the Company consummated a plan of merger and reorganization with Informatix Holdings, Inc. ("Informatix"), a Delaware corporation, with Informatix as the surviving legal entity. The merger will be accounted for as a recapitalization and the financial statements of the Company will become those of the surviving entity as adjusted for the merger. After the merger, Informatix changed its name to AuTologous Wound Therapy, Inc. The merger calls for the exchange of each share of the Company's common stock for 50 shares of Informatix common stock, par value $.0001 and 50 shares of Informatix series B convertible preferred stock, par value $.0001 after adjusting for a one-for-two reverse common stock split on November 8, 1999. Each warrant and option share of the Company was exchanged for a similar option or warrant to acquire 50 shares of Informatix common stock and 50 shares of Informatix series B convertible preferred stock. In conjunction with the merger, the Company rescinded the right of first refusal agreement of sale of shares of the Company's common stock between certain stockholders. These financial statements do not reflect the recapitalization. The merger also calls for Informatix to raise at a minimum gross proceeds of $1,200,000 from the sale of its common stock within one year of the merger in one or more private placements. In connnection with the merger, 400,000 shares of common stock were issued as payment for investment banking fees. The holders of Series B preferred stock shall not be entitled to any dividends. Each share of Series B preferred stock shall have one vote to vote on all matters voted by holders of the common stock of the Company.

    The Series B preferred stock is subject to mandatory conversion, whereby if the Company raises gross proceeds of $1,200,000 or more from the sale of its common stock within one year of the issuance of the Series B preferred stock, then for every share of common stock issued by the Company in the raise of the $1,200,000 the Company will convert one share of Series B preferred stock into three (3) shares of common stock of the Company. If the Company fails to raise up to $1,200,000, then the Company will automatically convert one share of Series B preferred stock into 7.5 shares of common stock of the Company for every one (1) dollar of shortfall from the $1,200,000.

    In October 1999, the President of the Company exchanged loans to the Company he made in May 1999, with the founder of the company totaling $25,000 for three percent of the outstanding stock of the Company from the founder of the Company which was pledged as security for repayment of the note at the time the loan was made.

    The Company executed a new 60  month lease for office space  in
    Little  Rock, Arkansas, commencing  December 1, 1999.   Monthly
    payments under the lease are $3,000.


    NOTE 14 - EVENTS  UNAUDITED  SUBSEQUENT  TO  THE  DATE  OF THE
    AUDITORS REPORT


    On December 9, 1999, the Company obtained a line of credit from First State Bank. The loan agreement provides for a maximum aggregate borrowing limit of $75,000 with advances made against, and secured by, machines purchased for use in the AuTolo-Cure System. The line is due on demand, bears an interest rate of 8% per annum and matures on January 8, 2001 if no demand has been made before then.

    On January 12, 2000, the Company and The Kriegsman Group ("Kriegsman") entered into a three year consulting agreement, whereby Kriegsman would assist the Company in recruiting members for its Board of Directors, Advisory Board and senior executives to complete the management team. The agreement also calls for Kriegsman to help the Company raise equity capital through private placements, to arrange and negotiate possible strategic alliances, license agreements with major companies and joint ventures, and to seek out and approach investment banks to help fund the development of the Company. In consideration for these services, Kriegsman will receive a non-refundable consulting fee of $25,000 and a consulting fee of $5,000 per month, over the life of the agreement, for every $3 million raised through equity placements, strategic alliances, joint ventures or license agreements up to a maximum of $25,000 per month.

                                  Cytomedix, Inc.
                            (A Development Stage Entity)
                            Notes to Financial Statements
                Information for September 30, 1999 and for the Nine
                  Months Ended September 30, 1999 is Unaudited)


    NOTE 14 - EVENTS UNAUDITED SUBSEQUENT TO THE DATE OF THE
    AUDITORS REPORT (Continued)


    The monthly consulting fee will commence once Kriegsman has raised the first $3 million. The agreement also grants options to Kriegsman to purchase 150,000 shares of common stock of the Company. The options have a term of five years and an exercise price of $4.00 per share (the number of shares and the per share amount reflect the recapitalization and subsequent reverse stock split affected by the Company in connection with its merger with Informatix) (see Note
    14). The common stock underlying these options also has been granted registration rights in the Company's next registration statement. The Company also granted additional options to purchase up to a maximum of 450,000 shares of common stock with a term of five years and an exercise price of $4.00, based on Kriegsman meeting certain performance criteria. Kriegsman will be entitled to options to purchase 150,000 shares of common stock for placement of a senior executive, options to purchase 125,000 shares of common stock for placement of two members on the board of directors of the Company and options to purchase 125,000 shares of common stock for every $1 million dollars raised by Kriegsman over $3 million. The above options have a one time extension, whereby if the Food and Drug Administration requires the Company to go through regulatory approval, Kriegsman will be granted a three year extension to the term of his options. The agreement also calls for Kriegsman to receive a fee of 8% of the proceeds raised from any equity or debt placement initiated by Kriegsman. The Company has also agreed to issue Kriegsman warrants representing the right to purchase 10% of the number of shares issued in the equity placement (or shares in which the debt is convertible into). The warrants will have a term of five years and an exercise price equal to the per share price of any equity raise or the conversion price of common stock for any convertible debt offerings. In the event Kriegsman arranges for the merger, sale or acquisition of the Company, then all remaining outstanding options shall immediately vest and Kriegsman will be paid a success fee on the closing of the transaction equal to six percent of the value of the consideration received in such transaction by the Company or its Stockholders.

    The Company shall have the right to terminate the agreement on the eleventh (11th) month aniversary date of the execution of the Agreement (or at any time thereafter) upon dilivering written notice of such termination to Kriegsman of the effective date of such termination, in the event tha Kriegsman has not accomplished the following performance objectives.

        (a) Raising a minimum of two million dollars ($2,000,000) in equity capital or proceeds from joint ventures, strategic alliances or licensing transactions arranged for the Company by Kriegsman
        (b) Initiated research coverage of the Company by Kreigsman with a "buy" recommendation
        (c) Recruited at least two (2) members that accepted appointment to AWT's Board of Directors

    Upon the Company's election to terminate this agreement, any remaining unissued options shall not be issued and any rights thereto immediately forfeited without any further action on behalf of the Company. Consulting payments, options, warrants and any other fees earned, due and payable under the agreement shall be paid for the services of Kriegsman occurring on or before the effective date of the termination of the agreement.

    On January 24, 2000, the Company entered into two development rights agreements. The five year agreements give exclusive marketing and sales territories to two companies to market and sell licenses for the AuTolo-Cure System. The agreement specifies the companies will receive a commission equal to 29% of the sales price for each license they place. The agreement also requires the companies to sell a minimum number of licenses. Failure to sell the minimum number of licenses gives the Company the right to terminate the agreement.

    In February, 2000 the Company completed a private offering to one accredited investor. The private placement offering was for 250,000 shares of the Company's common stock at $3.00 per share (the number of shares and the per share amount reflect the recapitalization and subsequent reverse common stock split affected by the Company in connection with its merger with Informatix. In connection with the private placement offering, the Company paid an investment banking fee of 10% of the gross proceeds.

                                  Cytomedix, Inc.
                             (A Development Stage Entity)
                            Notes to Financial Statements
                   Information for September 30, 1999 and the Nine
                     Months ended September 30, 1999 is Unaudited


    NOTE 14 - EVENTS UNAUDITED SUBSEQUENT TO THE DATE OF THE
    AUDITORS REPORT (Continued)

    In March 2000, the Company completed a private placement offering of its common stock. The Company sold approximately 771,500 shares of its common stock at $10.00 per share, raising gross proceeds of approximately $7,715,000. The Kriegsman Group raised approximately $2,650,000 of those proceeds and was paid a commission of 8% and issued warrants for 26,500 shares of the Company's common stock, as per its agreement with the Company. This offering also completed the $1,200,000 raise as agreed to in the plan of merger and reorganization with Informatix through the issuance of 295,000 shares to outside investors, and therefore, the Company will convert 295,000 shares of the Series B preferred stock into 885,000 shares of common stock of the Company.

    Through March, 2000, the Company issued options and warrants to purchase 407,550 shares of the Company's common stock to employees and consultants. These options and warrants have exercise prices ranging from $2.50 to $5.00 per share. The options and warrants all carry terms of five years from the date of issuance.

   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED BALANCE SHEET


    The following unaudited pro forma condensed consolidated combined balance sheet is based on the historical balance sheets of Old AuTologous Wound Therapy, Inc. as of September 30, 1999 and of Cytomedix, Inc. as of November 4, 1999. The two entities merged on November 4, 1999 with Cytomedix, Inc. being the legal survivor. This merger has been treated as a recapitalization of Old Autologous Wound Therapy, Inc. Therefore at the date of the merger the financial statements of Old Autologous Wound Therapy, Inc. become those of Cytomedix, Inc.

    Specifically, the following unaudited pro forma condensed consolidated combined balance sheet presents the recapitalization of Cytomedix, Inc. as if the merger had been consummated as of September 30, 1999 but uses the historical numbers of Cytomedix, Inc. as of November 4, 1999, the actual date of the merger. The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, the separate historical financial statements and the notes thereto appearing elsewhere in this Form 10SB or incorporated elsewhere in this Form 10SB by reference. The unaudited pro forma condensed combined financial data has been included for comparative purposes only and does not purport to be indicative of the financial position which actually would have been obtained if the merger had been effected at September 30, 1999.

                                CYTOMEDIX, INC
             Pro Forma Condensed Consolidated Combined Balance Sheet

                                   Old
                                AuTologous   Cytomedix
                                  Wound         Inc.     Recapital-
                              Therapy, Inc.               ization    Pro Forma
                             (September 30, (November 4,
                                  1999)        1999)
                               -----------    ---------   ---------  ---------

                                 ASSETS
                                 ______

Current Assets
  Cash                         $128,063       $288,878           -    $416,941
 Employee receivable               970               -           -         970
 Interest receivable                 -          25,802           -      25,802
 Note receivable -
  stockholder and
  related party                  5,500               -           -       5,500
                               -------         --------     -------   --------
      Total Current Assets     134,533         314,680           -     449,213

   Property and Equipment,
    Net                         57,677               -           -      57,677
                               -------          -------    --------   --------
                              $192,210         $314,680          -    $506,890
                              ========         ========    ========   ========

                 LIABILITIES AND STOCKHOLDERS  EQUITY (DEFICIT)
                 ______________________________________________

Current Liabilities
  Notes payable -
  stockholders and
  related parties             $190,375      $        -    $      -    $190,375
    Notes payable -
     stockholders                    -          77,500           -      77,500
    Current portion of
     long-term debt             15,558               -           -      15,558
    Accounts payable            68,798               -           -      68,798
    Accrued expenses                 -          59,064           -      59,064
                               -------         -------      ------      ------
         Total Current
           Liabilites          274,731         136,564           -     411,295
                               -------         -------     -------     -------

Long-Term Liabilities
  Long-term debt, net of
   current portion              28,945               -           -      28,945
                              --------         -------     -------     -------
         Total Long-Term
           Liabilites           28,945               -           -      28,945
                              --------         -------    --------     -------

Preferred stock series A,
 mandatory redeemable, 5%
 cummulative                         -       1,625,000           -   1,625,000

Stockholders'  Equity (Deficit)
  Common stock: Old AuTologous    6,887               -     (6,887)           -
  Common stock: Cytomedix            -             442        163          605
  Preferred stock series B           -               -        600          600
  Additional paid-in
    capital                   2,683,675       2,108,452 (1,816,154)  2,975,973
  Subscription receivable        (5,000)       (165,500)         -    (170,500)
  Deferred compensation        (928,125)              -          -    (928,125)
  Deficit accumulated in the
   development stage         (1,868,903)     (3,390,278) 1,822,278  (3,436,903)
                             -----------     ----------  ---------   ---------
        Total Stockholders
          Equity (Deficit)    (111,466)      (1,446,884)         -  (1,558,350)
                             -----------     ----------  ---------   ---------
                               $192,210        $314,680  $       -    $506,890
                             ===========     ==========  ==========   ========


        The accompanying notes are an integral part of this unaudited pro forma condensed consolidated combined balance sheet.

                NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                         COMBINED BALANCE SHEET (UNAUDITED)


    (1) The unaudited pro forma information presents the recapitalization of Cytomedix, Inc. as if the merger with Old Autologous Wound Therapy, Inc. had been consummated as of September 30, 1999, but uses the historical numbers of Cyutomedix, Inc. as of November 4, 1999, the actual date of the merger.

    (2) The recapitalization is reflected with the issuance of stock by Cytomedix, Inc., in exchange for all issued and outstanding shares of common stock of Old Autologous
         Wound Therapy, Inc.

    (3) This presentation assumes the issuance of approximately 6,000,000 shares of Cytomedix, Inc. common stock and an equal number of Cytomedix Series B convertible preferred stock to the stockholders of Old Autologous Wound Therapy, Inc. in return for all of the outstanding shares of Old Autologous Wound Therapy, Inc. In connection with the recapitalization, the par value of the common stock has been changed to that of Cytomedix, Inc.; $.0001.

    (4)  There were no intercompany  balances during the  periods
         presented.    All intercompany  transactions  have  been
         eliminated.

    (5) The presentation includes merger expense related to 400,000 shares of stock issued for investment banking service in the amount of $1,568,000 and 290,000 options to purchase common stock valued at $1,110,700 for investment banking services.

                        INFORMATIX HOLDINGS, INC.
                      (A Development Stage Entity)

                        Financial Statements and
                      Independent Auditors  Report


              For the Year Ended December 31, 1998 and the
           Nine Months Ended September 30, 1999 (Unaudited)

                            INDEPENDENT AUDITORS  REPORT




 To the Stockholders and Board of Directors
 Informatix Holdings, Inc.
 Philadelphia, Pennsylvania


 We have audited the accompanying balance sheet of Informatix Holdings, Inc. (a development stage entity) as of December 31, 1998, and the related statements of operations, changes in stockholders' deficit and cash flows for the year ended
 December  31,  1998.   These  financial  statements  are  the
 responsibility   of   the   company's   management.       Our
 responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Informatix Holdings, Inc. as of December 31,
 1998,  and  the   results  of  its  operations,   changes  in
 stockholders'   deficit  and  cash flows  for  the  year ended
 December 31, 1998 in conformity with generally accepted accounting principles.

 The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 3 to the financial statements, the company's dependence on outside financing and its failed attempt at a business combination raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

 L J SOLDINGER ASSOCIATES
 Arlington Heights, Illinois




 July 26, 1999 (except for Note 2 - Stock Splits, for which the date is November 8, 1999)

                              Informatix Holdings, Inc
                            (A Development Stage Entity)
                                   Balance Sheets






                                       ASSETS
                                       ______

                                                   December   September
                                                     1998       1999
                                                             (Unaudited)
                                                   --------   ---------
             Current Assets
              Cash                                   $7,590     $2,208
             Notes receivable                             -    375,000
              Note receivable - stockholder         170,000          -
              Interest receivable                    13,034     23,255
              Prepaid expenses                        2,000          -
                                                    -------    -------
                  Total Current Assets             $192,624   $400,463
                                                   ========   ========



                       LIABILITIES AND STOCKHOLDERS'  DEFICIT
                       _____________________________________


             Current Liabilities
              Notes payable - stockholders       $1,482,600  $1,876,500
              Accrued interest payable              174,507     296,345
              Note payable                          125,000           -
              Accrued expenses                      135,815     188,787
              Accrued offering costs                100,000     100,000
                                                   --------    --------
                  Total Current Liabilities       2,017,922   2,461,632
                                                  =========   =========

             Stockholders'  Deficit
              Preferred stock; $.0001 par value;
                authorized - 1,000,000 shares;
                issued - none                             -           -
              Common stock; $.0001 par value;
                authorized - 49,000,000
                shares; issued, issuable and
                outstanding  2,013,208 and
                2,045,708 shares as of December
                31, 1998 and September 30, 1999,
                respectively                            202         205
              Additional paid-in capital            950,575   1,263,255
              Stock subscription note receivable
                - related party                     (83,000)    (83,000)
              Accumulated deficit                (2,693,075) (3,241,629)
                                                  ---------   ---------
                  Total Stockholders' Deficit    (1,825,298) (2,061,169)
                                                 ----------- -----------

                  Total Liabilities and
                    Stockholders' Deficit        $  192,624  $  400,463
                                                 ==========  ==========


                     The accompanying notes are an integral part
                            of the financial statements.

                              Informatix Holdings, Inc
                            (A Development Stage Entity)
                              Statements of Operations






                                               Year Ended    Nine Months Ended
                                               December 31,    September 30
                                                  1998            1999
                                                ----------     --------------
                                                                 (Unaudited)
             Net Revenue                        $         -   $        -

             Operating Expenses
              General and administrative            345,912      189,637
              Assumed obligation expense          1,670,160            -
              Bad debt expense                      609,300            -
                                                 ----------     ---------
             Loss from Operations                (2,625,372)    (189,637)
                                                 -----------    ---------

             Other Income (Expense)
              Interest expense                      (10,257)    (368,538)
              Interest income                        13,483       10,221
                                                  ----------    ---------

             Total Other Income, Net                  3,226     (358,317)
                                                  ----------   ----------

             Loss Before Income Taxes            (2,622,146)    (547,954)

             Income Taxes                                 -          600
                                                 ----------    ---------

             Net Loss                           $(2,622,146)   $(548,554)
                                                ============   ==========

             Basic and Diluted Loss Per
               Common Share                     $     (1.85)   $     (.27)
                                                ============   ==========

             Weighted Average Shares
               Outstanding                        1,419,992     2,031,504
                                                ===========    ==========


                     The accompanying notes are an integral part
                            of the financial statements.

                              Informatix Holdings, Inc
                            (A Development Stage Entity)
                   Statements of Changes in Stockholders' Deficit



                                                                      Deficit
                                                                    Accumulated
                              Common Stock  Additonal                  in the
                              ------------   Paid-In  Subscription  Development
                             Shares  Amount  Capital   Receivable      Stage
                             ------  ------  -------   ----------    ----------

Balances, January 1,
  1998                         2,863   $  -   $ 70,929   $          $  (70,929)

Common stock issued for
  consulting services
  1/20/98; $10 per share         750      1     14,999           -            -

Common stock issued for
  consulting services
  2/23/98; $0.75 per share    10,000      1     14,999           -            -

Common stock issued for
  cash 3/98-4/98; $0.125
  per share                  600,000     60    149,940           -            -

Common stock issued for
  cash 4/20/98; $3.50
  per share                  100,000     10    699,990           -            -

Offering costs                                (100,000)          -            -

Common stock issued
  under share
  exchanges, net           1,239,595    124        124           -            -

Common stock issued to
  CEO pursuant to
  employment agreement
  8/1/98; $0.83 per share     10,000      1     16,599           -            -

Common stock issued to
  CEO in exchange for
  note receivable
  8/1/98; $0.83 per share     50,000      5     82,995    (83,000)            -

Net loss                           -      -          -          -   (2,622,146)
                            ---------  ----     -------   -------   -----------

Balances, December 31,
  1998                      2,013,208  $202   $950,575   $(83,000) $(2,693,075)

Common stock issued as
  loan inducement
  3/31/99; $4.72 per share     25,000  $  2    236,011          -            -

Common stock issued for
  consulting services
  8/5/99; $3.27 per share       7,500     1     49,874          -            -

Forgiveness of debt-related
  party                             -     -     26,795          -            -

Net Loss                            -     -          -          -     (548,554)
                              --------  ----   -------     -------   ----------

Balances, September 30,
  1999 (unaudited)           2,045,708 $ 205 $1,263,255  $(83,000) $(3,241,629)
                             =========  ====  =========   ========  ===========


                      The accompanying notes are an integral part
                              of the financial statements.

                              Informatix Holdings, Inc
                            (A Development Stage Entity)
                               Statement of Cash Flows


                                                                   Nine Months
                                                  Year Ended          Ended
                                                  December 31,    September 30,
                                                      1998            1999
                                                                   (Unaudited)
                                                   ----------      -----------
           Cash Flows from Operating Activities
             Net loss                              $(2,622,146)   $(548,554)
             Adjustments to reconcile net loss
              to net cash provided by (used in)
              operating activites
                Common stock issued for services        54,691       49,875
                Reserve for bad debts                  609,300            -
                Assumed obligation expense           1,670,160            -
                Amortization of debt discount
                 for stock issued as loan
                 inducement                                  -      236,013
                Changes in assets and liabilites
                 (Increase) decrease in
                  Interest receivable                  (13,034)     (10,221)
                  Prepaid expenses                      (2,000)       2,000
                Increase in
                  Accrued expenses                      82,319      174,810
                                                     ---------    ---------
                     Total Adjustments               2,401,436      452,477
                                                     ---------    ---------

                     Net Cash Used in Operating
                      Activites                       (220,710)     (96,077)
                                                     ----------   ----------

           Cash Flows from Investing Activities
             Note receivable advances                 (609,300)     (65,705)
             Collection  of note receivable                         100,705
             Note receivable advances -               (170,000)           -
             Collection of note receivable -                        170,000
              Stockholder                             ---------   ---------
                     Net Cash (Used in)
                       Investing Activities           (779,300)     205,000
                                                     ----------   ---------

           Cash Flows from Financing Activities
             Proceeds from note payable                125,000            -
             Repayment of note payable                       -     (125,000)
             Proceeds from notes payable -
              stockholders                              32,600      837,500
             Proceeds from sale of common stock        850,000            -
             Repayment of notes payable -
              stockholder                                    -     (826,805)
                                                     ---------    ----------
                     Net Cash (Used in)
                       Provided by Financing
                        Activities                   1,007,600     (114,305)
                                                     ---------    ----------

           Net Increase in Cash                          7,590       (5,382)

           Cash, Beginning of Period                         -        7,590
                                                     ---------    ---------
           Cash, End of Period                          $7,590       $2,208
                                                     =========    =========

           Cash Paid for Interest                   $        -   $        -
                                                     =========    =========

           Cash Paid for income taxes              $         -   $      600
                                                     =========    =========


                     The accompanying notes are an integral part
                            of the financial statements.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)


 NOTE 1 - DESCRIPTION OF THE BUSINESS

 Informatix Holdings, Inc. (the Company") was incorporated under the laws of the state of Nevada on June 10, 1987 and reincorporated in the state of Delaware on April 29, 1998. The Company had been previously named Music and Entertainment Network, Inc., Blue Grizzly Truck, Inc., Sable Palm Airways, Inc., and U.S. Retail, Inc. From 1996 to January 13, 1998, the Company was inactive and had its corporate charter revoked by the Secretary of State of Nevada. On January 14, 1998, all of the company's outstanding filing fees, licenses and penalties were paid and the company's charter was reinstated.

 The Company is intended to serve as a public shell company, defined as an inactive, publicly-quoted company with nominal assets and liabilities. It is intended that such a public shell will be attractive to privately-held companies interested in becoming publicly traded by means of a business combination with the Company rather than by offering their own securities to the public. Currently, the Company does not engage in any business of any kind.

 In May 1998, the Company entered into share exchange agreements with the stockholders of Informatix, Inc. ("Informatix"). In accordance with the exchange agreements, the Company issued shares of its common stock in exchange for all of the outstanding shares of the common stock of Informatix. As a result of these exchanges, the former stockholders of Informatix obtained a majority interest in the Company. At the time of the exchanges, Informatix was in the business of providing medical transcription services through its offices located in India. Subsequently, certain disputes arose between the Company and certain former stockholders of Informatix. Additionally, Informatix incurred operating losses. In April 1999, the Company and certain former stockholders of Informatix entered into an agreement to rescind a number of the share exchange agreements, and the Company then divested itself of all of its ownership of Informatix. Consequently, in accordance with Accounting Principles Board No. 20 Accounting Changes , these financial statements only present the financial position and results of operations of the Company and not those of Informatix.

 In order to commence a business activity, the Company will need to consummate a business combination, start a business or enter into a joint business venture. It is likely that the Company will also need to raise additional capital. No assurance can be given that the Company will be able to enter into or complete any of the aforementioned activities or be profitable in the future even if one or more of these activities are successfully completed.


 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of  Presentation
 _______________________

 The company's financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles, and have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company's dependence on outside financing and its failed attempt at a business combination raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Development Stage Enterprise
____________________________

The Company is a Development Stage Enterprise, as defined in Statement of Financial Accounting Standards No. 7 ("SFAS No. 7") Accounting and Reporting for Development Stage Enterprises. Under SFAS No. 7, certain additional financial information is required to be included in the financial statements which would normally be presented from the inception of the Company to the current balance sheet date. However, Footnote 7 of SFAS No. 7 provides that dormant enterprises that commence development stage activities should disclose the required cumulative financial information from the inception of the development stage. Informatix Holdings, Inc. started development stage activities in 1998 by raising capital through a private placement offering in order to actively pursue a merger with Informatix as well as pursue other potential business combinations.

Use of Estimates
________________

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Loss Per Share
______________

Loss per share is calculated in accordance with Statement of Financial Accounting Standard No. 128 Earnings Per Share. Basic loss per share is computed based upon the weighted average number of shares of common stock outstanding for the period and excludes any potential dilution. Diluted earnings per share reflect potential dilution from the exercise of conversion of securities into common stock. There were no dilutive securities issued or outstanding as of December 31, 1998.

Segment Information
___________________

The Company does not have an industry segment.

Fair Value of Financial Instruments
___________________________________

The carrying  value of notes receivable,  interest receivable,
accrued expenses,  notes payable   and accrued  offering costs
approximates the fair market value due to the relatively short maturity of these instruments.

Income Taxes
____________

The Company accounts for its income taxes under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. Income taxes are recorded in the period in which the related transactions have been recognized in the financial statements, net of the valuation allowances which have been recorded against deferred tax assets. Deferred tax assets and/or liabilities are recorded for the expected future tax consequences of temporary differences between the tax basis and financial reporting basis of assets and liabilities. At December 31, 1998, deferred tax assets, relating primarily to the benefits of operating loss carryforwards, allowance for doubtful accounts, and an accrual of guaranteed obligations have been offset by a valuation reserve because future utilization of these assets cannot be determined.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)


NOTE   2  -   SUMMARY  OF   SIGNIFICANT  ACCOUNTING   POLICIES
(Continued)

Compensatory Stock-Based Arrangements
_____________________________________

Management has elected to utilize the guidelines of Accounting Principles Board Opinion No. 25 to account for the value of stock-based compensation arrangements that have been entered into by the Company in exchange for services performed by employees and independent contractors.

Stock Splits
____________

On January 30, 1998, the company's Board of Directors approved a one-for-two thousand reverse common stock split. Stockholders of record on January 30, 1998 received one share of common stock for each two thousand shares held on that date. Stockholders whose holdings were reduced below 200 shares by the reverse split received additional shares in order to increase their ownership of the company's common stock to a minimum of 200 shares. On May 6, 1998, the company's Board of Directors approved a one-for-five reverse common stock split. Stockholders of record on May 6, 1998 received one share of common stock for each five shares held on that date. All share numbers in these financial statements and notes thereto presented have been adjusted to reflect the one-for-two thousand and one-for-five common stock reverse splits. While not changing stockholders' deficit in the aggregate, the reverse common stock splits did change the allocation of capital between par value and additional paid-in capital.

On November 8, 1999 the Company authorized a one-for-two reverse stock split. All share numbers and per share amounts in these financial statements have been adjusted to reflect this reverse stock split.

Interim Financial Information
_____________________________

The interim financial data as of September 30, 1999 and for the nine months ended September 30, 1999 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to fairly present the financial position and results of operations of the Company for the period indicated. Results of operations for the interim period are not necessarily indicative of the results of operations for a full fiscal year.


NOTE 3 - CONTINGENCY - GOING CONCERN

At December 31, 1998 the Company had no business operations, had significant liabilities and an accumulated deficit. company's management expects to obtain additional financing from future private offerings and to utilize the proceeds of its future offerings to facilitate a business combination, pay certain obligations, invest in other companies and fund development stage cash requirements. There can be no assurance that the Company will obtain such additional financing or complete a business combination. The failure of the Company to raise additional financing would require the Company to adjust its current course of action or may require the Company to cease operations and liquidate. As a result of the foregoing, there is substantial doubt about the company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)



NOTE 4 - RESCINDED MERGER

In May 1998, the Company entered into share exchange agreements with all of the thirty-seven stockholders of Informatix, and exchanged 1,512,500 shares of the company's common stock for all of the 1,512,500 shares of outstanding common stock of Informatix. Certain stockholders of Informatix, just prior to the share exchange, also owned approximately 30% of the outstanding common stock of the Company. Due to a number of contentious issues that arose subsequent to the share exchanges and because of substantial losses incurred by Informatix, the Company entered into a recission agreement in April 1999 with five of the former stockholders of Informatix. In accordance with the recission agreement, the Company divested itself of the 1,512,500 shares of common stock of Informatix that it held in exchange for 272,905 shares of the company's common stock, which had been previously received by the five stockholders through the share exchanges. 1,239,595 shares of the company's common stock that were issued in connection with the share exchange agreements were not rescinded. Because of these shares remaining outstanding, the remaining former stockholders of Informatix hold a majority interest in the Company.

During 1998, the Company advanced Informatix total funds of $609,300. As of December 31, 1998, Informatix did not have the ability to repay the advances and the company's management believes that any future recovery is doubtful; therefore, the company's management has recorded a valuation allowance at December 31, 1998 and a corresponding bad debt expense in 1998 amounting to $609,300.

During the year, Informatix became obligated to several of its stockholders, who were also stockholders of the Company, for notes payable aggregating $1,450,000. These notes had been guaranteed by the Company. The notes are payable on demand and bear interest at 10% per annum. During 1999 the Company was assigned and assumed these notes, along with accrued interest thereon of $174,507 and attorneys fees of $45,653. As of December 31, 1998, the Company had recorded the notes payable along with corresponding entry to assumed obligation expense of $1,670,160. As of December 31, 1998 the notes were in default.


NOTE 5 - NOTES RECEIVABLE - STOCKHOLDERS

The Company advanced funds to and received advances from certain stockholders during 1998. At December 31, 1998 the

Company was  owed  $170,000 from  one stockholder.   The  note
receivable is due on demand and bears interest at 10% per annum.

NOTE 6 - NOTES PAYABLE - STOCKHOLDERS

As of December 31, 1998, in addition to the $1,450,000 of notes payable assumed (see Note 4), the Company owed $32,600 to three stockholders. These notes bear interest at 10% per annum and are payable on demand.


NOTE 7 - NOTE PAYABLE

During 1998, the Company received advances from and made partial repayments to an unrelated investor. At December 31, 1998, the Company owed $125,000 to the investor. The note bears interest at a rate of 10% per annum and is payable on demand.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)



NOTE 8 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts used for income tax purposes. The tax effects of temporary differences and net operating loss carryforwards that give rise to significant portions of the deferred tax assets recognized at December 31, 1998 are presented below:


             Deferred tax assets:
               Federal and state deferred tax
                  net operating loss                      $    115,000
               Reserves and allowances                         268,000
               Accrued expenses                                777,000
                                                             ---------

             Total deferred tax asset                        1,160,000

             Deferred tax liability:
               Interest receivable                              (6,000)
                                                             ----------

                                                             1,154,000
                                                             ---------

             Less valuation allowance                       (1,154,000)

             Net deferred tax asset                        $         -
                                                            ==========


The Company has a loss carryforward of approximately $337,000 that may be offset against future taxable income. The loss carryforward will expire in 2018. Due to a change in ownership of the Company after the reinstatement, net operating loss carryforwards generated prior to the reinstatement of approximately $71,000 became unavailable to the Company under the Internal Revenue Code.

The following table presents the principal reasons for the difference between the company's effective tax rates and the United States federal statutory income tax rate of 34%:


             Income tax benefit at statutory rate          $   891,000
             State income tax benefit                          263,000
             Valuation allowance for deferred               (1,154,000)
                                                            -----------

             Income tax benefit                            $         -
                                                            ===========

             Effective income tax rate                              0%
                                                            ===========

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)



NOTE 8 - INCOME TAXES (Continued)

Recognition of the benefits of the deferred tax assets will require that the Company generate future taxable income. There can be no assurance that the Company will generate any earnings in future years. Therefore, the Company has established a valuation allowance for deferred tax assets of $1,154,000 as of December 31, 1998.


NOTE 9 - CAPITAL STOCK ACTIVITY

On January 20, 1998 and February 23, 1998, the Company issued the equivalent of 750 shares and 10,000 shares of its common stock, respectively, in return for two subscription notes receivable amounting to $15,000 each, bearing interest at the rate of 12% per annum and due within ninety days of issuance. The stockholder provided consulting services to the Company in full satisfaction of both subscription note obligations.

On January 30, 1998, the Company authorized a reverse stock split of one share of its common stock for each two thousand share block of outstanding common stock (1:2000). Any share certificate which was reduced below 200 shares as a result of the reverse stock split was adjusted to 200 shares of post split common stock.

In March and April 1998, the company'sold the equivalent of 600,000 shares of its common stock to eighteen investors at an aggregate purchase price of $150,000.

On April 20, 1998, the Company sold the equivalent of 100,000 shares of its common stock to two investors at an aggregate purchase price of $700,000. In connection with the offering, the Company was obligated to pay $100,000 in investment banking fees. The entire $100,000 remained payable at December 31, 1998.

On May 6,  1998, the Company authorized a  reverse stock split
of  one  share  of  its  common   stock  for  five  shares  of
outstanding common  stock (1:5) which became effective in June
1998.

In May 1998, the Company issued 1,512,500 shares of the company's common stock in exchange for 1,512,500 shares of Informatix common stock. A portion of this transaction was subsequently rescinded and 272,905 shares of the company's common stock were returned to the Company. Common stock was increased by $124, which represented the par value of the remaining 1,239,595 shares still held by Informatix stockholders (see Note 4).

On August 1, 1998, the Company issued 10,000 shares of its common stock valued at $1.66 per share under an employment agreement with its Chief Executive Officer ("CEO"). Also under an amendment to the employment agreement, the CEO agreed to purchase 50,000 shares of the company's common stock for $83,000 and executed a three-year subscription note receivable bearing an interest rate of the Applicable Federal Rate (5.48%). Under a pledge agreement, the 50,000 shares are being held by the Company until the note is satisfied. The CEO retains all other rights as a stockholder.



NOTE 10 - EMPLOYEE STOCK COMPENSATION

On August 1,1998, the Company and its CEO entered into an employment agreement which provides for an annual salary at specified amounts and the granting of shares of the company's common stock. In 1998 the number of bonus shares of common stock granted under the employment agreement amounted to 10,000 shares. The Company also agreed to reimburse the CEO for the total tax liability incurred in connection with the stock grant.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)



NOTE 10 - EMPLOYEE STOCK COMPENSATION (Continued)

 The Company incurred compensation expense equivalent to the agreed upon value of the stock at the date of grant and the expected cost to the Company for its reimbursement of the CEO s tax liability payable on the stock award. The employment agreement also provided the CEO with the ability to purchase 50,000 shares of the company's common stock at $1.66 per share with a stock subscription note receivable. No compensation expense has been recorded in the accompanying financial statements for the issuance of this stock to the CEO.


NOTE 11 - SUPPLEMENTAL CASH FLOW DISCLOSURES

Non-cash transactions include two stock subscription notes receivable, each for $15,000, dated January 20 and February

23,  1998,  which  were   satisfied  by  the  performance   of
consulting services on behalf of the Company.

Included  in  accrued  expenses  was  $100,000  of  investment banking  fees  in  connection  with  the April  20,  1998  506
offering  which   reduced  the  amount  of additional  paid-in
capital.

On August 1, 1998, the Company issued 10,000 shares of stock and recorded compensation expense for $16,600 and the related tax liabilities of $7,843 in connection with the employment agreement of the CEO. Also in connection with the employment agreement, the Company issued 50,000 shares of common stock in return for a subscription note receivable of $83,000.


NOTE 12 - SUBSEQUENT EVENTS

In March 1999, the Company entered into a letter of intent to purchase 100% of the outstanding common stock of Video Net Corporation in exchange for the company's series A preferred stock, having a conversion feature into a maximum of 3,700,000 and a minimum of 500,000 shares of the company's common stock. The conversion feature was determined based upon Video Net Corporation meeting certain performance measurements.

On April 27, 1999 the Company granted 25,000 shares of common stock to a stockholder of the Company as partial consideration for a $300,000 loan that the stockholder made to the Company. Funds from the $300,000 loan were advanced directly to Video Net Corporation.

As of July 26, 1999, management does not believe that the Video Net Corporation acquisition will be consummated.

On May 3, 1999 the Company and the CEO entered into a letter agreement, whereby the CEO terminated his employment agreement and waived all rights to his base compensation starting from the date of the commencement of the employment agreement which became effective on March 31, 1999. Under the letter agreement, the CEO retained his position as CEO and Chairman of the Board until the earlier of a either a public offering of the company's common stock on a national exchange or his removal by the Board of Directors. The CEO was also granted certain demand registration rights for his shares of common stock.


NOTE  13  -  EVENTS  UNAUDITED  SUBSEQUENT  TO  THE DATE OF THE
INDEPENDENT AUDITORS REPORT

In August  1999, the  Company issued  7,500  shares of  common stock to Linzy Limited  for consulting services rendered.  The
Company recorded consulting expense  in the amount of  $49,875 for the stock issued.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)



NOTE  13 -  EVENTS UNAUDITED  SUBSEQUENT  TO THE  DATE OF  THE
INDEPENDENT AUDITORS REPORT (Continued)

In September 1999, the Company was unable to pay its obligations under advances made by a company affiliated with its CEO in the amount of $26,795 and as of September 30, 1999 was released from this debt obligtion. The Company has recorded the debt forgiveness as a capital contribution.

During  the nine months ended September 30, 1999, the $170,000 loan receivable  from  a shareholder  was  collected and  then
that  shareholder  advanced  the  Company   $258,000.    Those
advances were repaid in October 1999.

During the nine months ended September 30, 1999, the Company repaid $150,000 of the advance a shareholder made on behalf of the Company to Video Net and the remaining $150,000 was repaid in October 1999.

In October 1999, the net amount advanced to Video Net was assumed by a shareholder of the Company.

In October and November 1999, as part of its plans to merge with AuTologous Wound Therapy, Inc., the Company completed a private placement offering. The Company raised $500,000 from four accredited investors in exchange for 166,667 shares of its common stock.

On November 2, 1999, the Company converted the principal and accrued interest of the notes payable assumed with the merger recission with Informatix, Inc. in the amount of $1,525,000 and the $100,000 of offering costs payable associated with the 1998 506 offering into 1,625,000 shares of Series A preferred stock. The Series A preferred stock has a par value of $.0001 per share, a liquidation value of $1.00 per share and pays a 5% cumulative dividend on the liquidation value. The Series A preferred stock has a mandatory redemption feature, whereby at the earlier of seven years after issuance or the Company meeting certain performance criteria, the Company is obligated to redeem the shares, in cash, at the liquidation value plus all accrued and unpaid dividends. The Company may, in its sole discretion, pay the dividends in cash or in common stock of the Company. Each share of Series A preferred stock has one vote in all matters voted on by holders' of the common stock of the Company.

On November 4, 1999, the Company  consummated a plan of merger
and  reorganization  with   AuTologous  Wound  Therapy,   Inc.
("AuTologous"), an Arkansas corporation,  with the Company  as
the surviving legal entity.   AuTologous, a development  stage
entity,   is in the business of providing proprietary, turnkey
solutions to the  chronic wound care field through its AuTolo-
Cure  system  developed by  the founder of  the company.   The
merger will be accounted for as a recapitalization and the financial statements of AuTologous will become those of the surviving entity as adjusted for the merger. After the merger, the Company changed its name to AuTologous Wound
Therapy,  Inc.   The merger  calls  for the  exchange of  each
share  of  AuTologous   common  stock  for  50 shares  of  the
company's common stock, par value $.0001 and 50 shares of the company's series B convertible preferred stock, par value $.0001. The merger also calls for the Company to raise at a minimum gross proceeds of $1,200,000 from the sale of its common stock within one year of the merger in one or more private placements. The Company issued 400,000 shares of its common stock as payment for investment banking fees in connection with the merger. The holders' of Series B preferred stock shall not be entitled to any dividends. Each share of Series B preferred stock has one vote in all matters voted on by holders' of the common stock of the Company. The Series B preferred stock is subject to mandatory conversion, whereby if the Company raises gross proceeds of $1,200,000 or more from the sale of its common stock within one year of the issuance of the Series B preferred stock, then for every share of common stock issued by the Company in the raise of the $1,200,000 the Company will convert one share of Series B preferred stock into three (3) shares of common stock of the Company. If the Company fails to raise up to $1,200,000, then the Company will automatically convert one share of Series B preferred stock into 7.5 shares of common stock of the
Company   for  every   one  dollar   of  shortfall   from  the
$1,200,000.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)



NOTE  13 -  EVENTS UNAUDITED  SUBSEQUENT  TO THE  DATE OF  THE
INDEPENDENT AUDITORS REPORT (Continued)


In August, 1999, the merger discussions between the Company and Video Net were terminated.

On November 8, 1999 the Company authorized a one-for-two reverse stock split. All share numbers and per share amounts in these financial statements have been adjusted to reflect this reverse stock split.

The Company executed a new 60 month lease for  office space in
Little Rock, Arkansas, commencing  December 1, 1999.   Monthly
payments under the lease are $3,000.

On December 9, 1999, the Company obtained a line of credit from First State Bank. The loan agreement provides for a maximum aggregate borrowing limit of $75,000 with advances made against, and secured by, machines purchased for use in the AuTolo-Cure System. The line is due on demand, bears an interest rate of 8% per annum and matures on January 8, 2001 if no demand has been made before then.

On January 12, 2000, the Company and The Kriegsman Group ("Kriegsman") entered into a three year consulting agreement, whereby Kriegsman would assist the Company in recruiting members for its Board of Directors, Advisory Board and senior executives to complete the management team. The agreement also calls for Kriegsman to help the Company raise equity capital through private placements, to arrange and negotiate possible strategic alliances, license agreements with major companies and joint ventures, and to seek out and approach investment banks to help fund the development of the Company. In consideration for these services, Kriegsman will receive an initial non-refundable consulting fee of $25,000 and a consulting fee of $5,000 per month, over the life of the agreement, for every $3 million raised through equity placements, strategic alliances, joint ventures or license agreements up to a maximum of $25,000 per month. The monthly consulting fee will commence once Kriegsman has raised the first $3 million. The agreement also grants options to Kriegsman to purchase 150,000 shares of common stock of the Company. The options have a term of five years and an exercise price of $4.00 per share (the number of shares and the per share amount reflect the recapitalization and subsequent reverse stock split affected by the Company in connection with its merger with AuTologous). The common stock underlying these options also has been granted registration rights in the company's next registration statement. The Company also granted additional options to purchase up to a maximum of 450,000 shares of common stock and an exercise price of $4.00, based on Kriegsman meeting certain performance criteria. Kriegsman will be entitled to options to purchase 150,000 shares of common stock for placement of a senior executive, options to purchase 125,000 shares of common stock for placement of two members on the board of directors of the Company and options to purchase 125,000 shares of common stock for every $1 million dollars raised by Kriegsman over $3 million. The above options vest immediately upon issuance, permit cashless exercise to the extent of the option price, are exercisable for a five year term following the date of issuance and have a one time extension, whereby if the Food and Drug Administration requires the Company to go through regulatory approval, Kriegsman will be granted a three year extension to the term of his options. The agreement also calls for Kriegsman to receive a fee of 8% of the proceeds raised from any equity or debt placement initiated by Kriegsman. The Company has also agreed to issue Kriegsman warrants representing the rights to purchase 10% of the shares issued in the equity placement (or shares in which the debt is convertible into). The warrants will have a term of five years and an exercise price equal to the per share price of any equity raise or the conversion price of common stock for any convertible debt offerings. In the event Kriegsman arranges for the merger, sale or acquisition of the Company, then all remaining outstanding options shall immediately vest and Kriegsman will be paid a success fee on the closing of the transaction equal to six percent of the value of the consideration received in such transaction by the Company or its Stockholders.

                               Informatix Holdings, Inc.
                             (A Development Stage Entity)
                             Notes to Financial Statements
       (Information as of September 30, 1999 and for the Nine-Month Period
                        Ended September 30, 1999 is Unaudited)


NOTE  13 -  EVENTS UNAUDITED  SUBSEQUENT  TO THE  DATE OF  THE
INDEPENDENT AUDITORS REPORT (Continued.)

The Company shall have the right to terminate the agreement on the eleventh (11th) month anniversary date of the execution of the Agreement (or at any time thereafter) upon delivering written notice of such termination to Kriegsman of the effective date of such termination, in the event that Kriegsman has not accomplished the following performance objectives:
      (a) Raising a minimum of two million dollars ($2,000,000.00) in equity capital or proceeds from joint ventures, strategic alliances or licensing transactions arranged for the Company by Kriegsman
      (b) Initiated research coverage of the Company by Kriegsman with a buy recommendation and
      (c) Recruited at least two (2) members that accepted appointment to AWT s Board of Directors

Upon the company's election to terminate this agreement, any remaining unissued options shall not be issued and any rights thereto immediately forfeited without any further action on behalf of the Company. Consulting payments, options, warrants and any other fees earned, due and payable under the agreement shall be paid for the services of Kriegman occurring on or before the effective date of the termination of the agreement.

On January 24, 2000, the Company entered into two development rights agreements. The five year agreements give exclusive marketing and sales territories to two companies to market and sell licenses for the AuTolo-Cure System. The agreement specifies the companies will receive a commission equal to 29% of the sales price for each license they place. The agreement also requires the companies to sell a minimum number of licenses. Failure to sell the minimum number of licenses gives the Company the right to terminate the agreement.

In February, 2000, the Company completed a private placement offering to one accredited investor. The private placement offering was for 250,000 shares of the company's common stock at $3.00 per share (the number of shares and the per share amount reflect the November 1999 recapitalization and subsequent reverse common stock split affected by the Company in connection with its merger with AuTologous). The shares of common stock included in the offering are restricted securities as defined under rule 144 of the Securities Act of 1933. In connection with the private placement offering, the Company paid an investment banking fee of 10% of the gross proceeds.

On March 8, 1999 and subsequently amended on January 13, 2000, AuTologous and Sigma Health Care Consulting, Inc. ("Sigma") entered into a consulting agreement whereby Sigma would use its contacts to sell licenses of the AuTolo-Cure System. The amended agreement calls for Sigma to receive a one-time payment of $3,000 for its efforts to place systems, a commission of approximately 22% of the license fee received by the Company for every license Sigma is able to sell in the future and an option to purchase 50,000 shares of the company's common stock for an exercise price of $4 per share with a term of five years.

In March 2000, the Company completed a private placement offering of its common stock. The Company sold approximately 758,500 shares of the company's common stock, as per its agreement with the Company. This offering also completed the $1,200,000 raise as agreed to in the plan of merger and reorganization with Informatix through the issuance of 295,000 shares to outside investors, and therefore, the Company will convert 885,000 shares of the Series B preferred stock into 885,000 shares of common stock of the Company.